  As filed with the Securities and Exchange Commission on August 24, 1995
                                                 Registration No. 33-61867

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                            -------------------

                               Amendment No. 1
                                     to
                                  FORM S-3

                           REGISTRATION STATEMENT
                                 UNDER THE
                           SECURITIES ACT OF 1933
                               -------------

                       Leucadia National Corporation
           (Exact Name of Registrant as Specified in its Charter)

           New York                                   13-2615557
 (State or Other Jurisdiction              (I.R.S. Employer Identification
     of Incorporation or                                 No.)
        Organization)

                           315 Park Avenue South
                         New York, N.Y.  10010-3607
                               (212) 460-1900
            (Address, Including Zip Code, and Telephone Number,
     including Area Code, of Registrant's Principal Executive Offices)

                             JOSEPH A. ORLANDO
                       Vice President and Comptroller
                       Leucadia National Corporation
                           315 Park Avenue South
                         New York, N.Y.  10010-3607
                               (212) 460-1900
                   (Name and Address, Including Zip Code,
      and Telephone Number, Including Area Code, of Agent For Service)
                                 Copies to:

           STEPHEN E. JACOBS, ESQ.     GERALD S. TANENBAUM, ESQ.
           Weil, Gotshal & Manges       MICHAEL A. BECKER, ESQ.
              767 Fifth Avenue          Cahill Gordon & Reindel
          New York, New York 10153          80 Pine Street
               (212) 310-8000          New York, New York  10005
                                            (212) 701-3000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                        (Cover Page continued on next page)


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 24, 1995

                                1,594,000 SHARES

                          LEUCADIA NATIONAL CORPORATION

                                  COMMON SHARES
                                ($1.00 PAR VALUE)

                              ---------------------

     All of the 1,594,000 common shares, par value $1.00 per share (the "Common Shares"), of Leucadia National Corporation (the "Company") offered hereby, are being sold by Ian M. Cumming and Joseph S. Steinberg, Chairman of the Board and President of the Company, respectively, and certain members of Mr. Cumming's family (collectively, the "Selling Shareholders"). The Common Shares offered hereby are issuable upon the exercise of Warrants to Purchase Common Shares (the "Warrants"). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $20.1875 per share (the "Exercise Price"). Unless the over-allotment option described below is exercised, the Company will not receive any of the proceeds from the sale of the Common Shares offered hereby, other than the Exercise Price. See "Use of Proceeds."


     The Common Shares are listed on the New York Stock Exchange ("NYSE") and the Pacific Stock Exchange ("PSE") under the symbol "LUK." On August 23, 1995, the last reported sale price of the Common Shares on the NYSE was $52.875 per share. See "Price Range of Common Shares and Dividend Policy."

     In order to protect the Company's significant tax loss carryforwards, the Common Shares are subject to certain transfer restrictions designed to regulate transfers to, or that will result in a person becoming, a Five Percent Shareholder (as defined). Such restrictions may be waived by the Company's Board of Directors. See "Transfer Restrictions."

                              ---------------------

     FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON SHARES, SEE "RISK FACTORS" ON PAGE 10.

                          ------------------------------
     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                          ------------------------------

                                                   UNDERWRITING
                                   PRICE TO        DISCOUNTS AND     PROCEEDS TO             PROCEEDS TO
                                    PUBLIC          COMMISSIONS       COMPANY(1)      SELLING SHAREHOLDERS(2)
                                    ------          -----------       ----------      -----------------------
        Per Share   . . . . .      $                $                  $              $
        Total(3)  . . . . . .      $                $                  $              $

(1) Consists exclusively of the Exercise Price, before deducting expenses payable by the Company on behalf of the Selling
    Shareholders estimated at $_______.  See "Use of Proceeds" and "Selling Shareholders."
(2) After payment of the Exercise Price to the Company and deducting underwriting discounts and commissions, which are payable by the Selling Shareholders.
(3) The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 239,100 additional Common Shares to cover over-allotments of Common Shares. The Company will receive the proceeds from the sale of the Common Shares subject to the option.  If the option is exercised in full, the total Price to Public will be $_______, Underwriting Discounts and Commissions will be $_______, Proceeds to Company will be $_______ and Proceeds to Selling Shareholders will be $_______.

                              ____________________

          The Common Shares are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the
     Common Shares will be ready for delivery on or about                ,
     1995.


     CS FIRST BOSTON                              JEFFERIES & COMPANY, INC.

            The date of this Prospectus is                    , 1995

         IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON SHARES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE PACIFIC STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               --------------------

         FOR NORTH CAROLINA RESIDENTS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

                               ---------------------

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601-2511. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. In addition, material filed by the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and the PSE, 301 Pine Street, San Francisco, California 94104, on which the Company's Common Shares are listed.

         The Company has filed with the Commission a Registration
     Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement. Such additional information may be obtained from the Commission's principal office in Washington, D.C.





























     NYFS04...:\30\76830\0001\1980\FRM7135A.17M

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents which have been filed by the Company
     (File No. 1-5721) with the Commission are incorporated by reference in this Prospectus:

             (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (the "Annual Report");

             (b) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995; and

             (c) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1995 (the "Second Quarter 10-Q").


         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Shares contemplated hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein. Requests for such copies should be directed to: Leucadia National Corporation, 315 Park Avenue South, New York, N.Y. 10010 (telephone number (212) 460-1900), Attention: Corporate Secretary.

                               PROSPECTUS SUMMARY

         This summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus. As used herein, the term "Company" means Leucadia National Corporation and its subsidiaries, except as the context otherwise may require. The information contained in this Prospectus assumes the over-allotment option is not exercised.


                                   THE COMPANY

         The Company is a diversified financial services holding company principally engaged in personal and commercial lines of property and casualty insurance, life and health insurance, banking and lending, manufacturing and the trading stamps business. The Company concentrates on return on investment and cash flow to build long-term shareholder value, rather than emphasizing volume or market share. Additionally, the Company continuously evaluates the retention and disposition of its existing operations and investigates possible acquisitions of new businesses in order to maximize shareholder value.

         Shareholders' equity has grown from a deficit of $7,657,000 at December 31, 1978 (prior to the acquisition of a controlling interest in the Company by the Company's Chairman and President), to a positive shareholders' equity of $975,404,000 at June 30, 1995, equal to a book value per common share of negative $.22 at December 31, 1978 and $34.62 at June 30, 1995. During the same period, the price of a Common Share on the NYSE has risen from $.16 at December 31, 1978 to $50.50 at June 30, 1995. Following completion of this offering, the Company's Chairman and President and their families (excluding certain private charitable foundations) will beneficially own, in the aggregate, approximately 35% of the Company's Common Shares outstanding as of August 23, 1995, having an aggregate market value in excess of $550,000,000 at that date.

         The Company's principal operations are its insurance businesses, where it is a specialty markets provider of property and casualty and life insurance products to niche markets. The Company's principal personal lines insurance products are automobile insurance, homeowners insurance, graded benefit life insurance marketed primarily to the age 50-and-over population and variable annuity products. The Company's principal commercial lines are property and casualty products provided for multi-family residential real estate, retail establishments and taxicabs in the New York metropolitan area. As indicated in the Selected Financial Data included herein, the statutory combined ratios for the Company's property and casualty business have been better than industry averages for each of the past five years. This has been due, in part, to the Company's low expense ratios. For the year ended December 31, 1994, the Company's insurance segments contributed 79% of total revenue and, at December 31, 1994, constituted 78% of consolidated assets.

         The Company's insurance subsidiaries have a diversified investment portfolio of securities, substantially all of which are issued or guaranteed by the U.S. Treasury or by U.S. governmental agencies or are rated "investment grade" by Moody's Investors Service Inc. ("Moody's") and/or Standard & Poor's Corporation ("S&P"). Investments in mortgage loans, real estate and non-investment grade securities represented less than 2% of the insurance subsidiaries' portfolio at June 30, 1995. In the recent volatile interest rate environment, the Company's primary goal has been to preserve investment capital.

         The Company's banking and lending operations principally consist of making instalment loans primarily funded by deposits insured by the Federal Deposit Insurance Company ("FDIC"). The Company has established a niche market for automobile loans to individuals with poor credit histories. The Company's manufacturing operations primarily manufacture products for the "do-it-yourself" home improvement market and for industrial and agricultural markets.

         At December 31, 1994, the Company had minimum tax loss carryforwards of approximately $132,000,000. The amount and availability of the tax loss carryforwards are subject to certain qualifications, limitations and uncertainties as more fully discussed in Note 13 of Notes to Consolidated Financial Statements contained in the Annual Report.

         The Company also has investments, including non-controlling equity interests representing more than 5% of the outstanding capital stock of several public companies.


                                  THE OFFERING

     Common Shares outstanding
       at August 23, 1995(1) .    28,188,438 Common Shares.

     Common Shares Offered
       by the Selling
       Shareholders  . . . . .    1,594,000 Common Shares issuable
                                    upon the exercise of certain
                                    outstanding Warrants.

     Selling Shareholders  . .    Ian M. Cumming and Joseph S.
                                    Steinberg, Chairman of the
                                    Board of Directors and President
                                    of the Company, respectively, and
                                    certain members of Mr. Cumming's
                                    family (sometimes hereinafter
                                    referred to as the "Selling
                                    Shareholders").  Following
                                    completion of this offering,
                                    Messrs. Cumming and Steinberg
                                    and their families (excluding
                                    certain private charitable
                                    foundations) will beneficially own,
                                    in the aggregate, approximately 35%
                                    of the Company's Common Shares
                                    outstanding as of August 23, 1995,
                                    having an aggregate market value
                                    in excess of $550,000,000 at that
                                    date.

     Use of Proceeds . . . . .    Unless the over-allotment option is
                                    exercised, the Company will not
                                    receive any of the proceeds from
                                    the sale of the Common Shares,
                                    other than the Exercise Price.  If
                                    the over-allotment option is
                                    exercised, the Company will
                                    receive additional estimated net
                                    proceeds of approximately
                                    $_______, before the payment of
                                    expenses of the offering payable
                                    by the Company.  The net proceeds
                                    of the offering to be received by
                                    the Company will be used by the
                                    Company for general corporate
                                    purposes, which may include
                                    working capital, acquisitions or
                                    investment opportunities.

     Transfer Restrictions . .    In order to protect the Company's
                                    significant tax loss carry-
                                    forwards, the Common Shares are
                                    subject to certain transfer
                                    restrictions contained in the
                                    Company's Certificate of
                                    Incorporation (the "Transfer
                                    Restriction") designed to regulate
                                    transfers to, or that will result
                                    in a person becoming, a Five
                                    Percent Shareholder (as defined
                                    below under "Transfer Restrictions
                                    - The Transfer Restriction").
                                    Such restrictions may be waived by
                                    the Board of Directors.

     NYSE and PSE Symbol . . .    LUK.

     ____________________
     (1) Does not include up to 3,790,914 Common Shares issuable upon conversion of the Company's outstanding 5-1/4% Convertible
     Subordinated Debentures due 2003 (the "Convertible Debentures"), exercise of the Warrants and exercise of outstanding stock options granted under the Company's stock option plans.

                             SUMMARY FINANCIAL DATA

         The summary financial data set forth below has been derived from and should be read in conjunction with the audited financial state-ments and other financial information contained in the Annual Report and with the unaudited financial statements contained in the Second Quarter 10-Q, which are incorporated by reference in this Prospectus.


                                                       SIX MONTHS
                                                      ENDED JUNE 30,                      YEAR ENDED DECEMBER 31,
                                                      --------------       ---------------------------------------------------
                                                      1995     1994         1994       1993        1992       1991      1990
                                                      ----     ----         ----       ----        ----       ----      ----
                                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SELECTED INCOME STATEMENT DATA: (a)
 Revenues                                           $737,445  $661,768  $1,384,385 $1,408,058  $1,573,015  $1,086,748 $674,914
 Net securities gains (losses)                          (228)  (11,123)    (12,004)    51,923      51,778      50,391   (1,525)
 Interest expense (b)                                 24,405    21,475      44,003     39,465      38,507      36,925   34,604
 Insurance losses, policy benefits and
  amortization of deferred acquisition costs         452,428   401,294     819,010    789,752     896,673     558,127  232,986
 Income from continuing operations
  before income taxes and cumulative
  effects of changes in accounting
  principles                                          47,703    41,157     100,318    176,868     143,553      95,030   78,938
 Income from continuing operations
  before cumulative effects of changes
  in accounting principles (c)                        33,732    26,567      70,836    116,259     130,607      94,830   65,010
 Net income                                           33,732    26,567      70,836    245,454     130,607      94,830   47,340

 Per share:
  Primary earnings per common and dilutive
   common equivalent share:
  Continuing operations before
   cumulative effects of changes
   in accounting principles                            $1.15      $.91       $2.43      $3.97       $5.35       $4.00    $2.68
  Net income                                           $1.15      $.91       $2.43      $8.38       $5.35       $4.00    $1.95

  Fully diluted earnings per common
   share:
  Continuing operations before
   cumulative effects of changes
   in accounting principles                            $1.14      $.91       $2.41      $3.89       $5.33       $3.97    $2.68
  Net income                                           $1.14      $.91       $2.41      $8.09       $5.33       $3.97    $1.95

  Number of shares used in calculation:
   Primary                                            29,293    29,102      29,101     29,270      24,435      23,704   24,288
   Fully Diluted                                      31,070    29,102      30,857     30,743      24,516      23,916   24,302
























                                           AT JUNE 30,                           AT DECEMBER 31,
                                           -----------      ------------------------------------------------------------------
                                               1995         1994           1993        1992          1991        1990
                                               ----         ----           ----        ----          ----        ----
                                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SELECTED BALANCE SHEET DATA: (a)
 Cash and investments                        $2,973,512    $2,764,890   $2,989,384    $3,371,624   $3,627,542  $1,741,273
 Total assets                                 4,971,519     4,674,046    4,689,272     4,330,580    4,590,096   2,406,438
 Debt, including current maturities             537,877       425,848      401,335       225,588      220,728     208,458
 Customer banking deposits                      194,462       179,888      173,365       186,339      194,862     176,366
 Common shareholders' equity                    975,404       881,815      907,856       618,161      365,495     268,567
 Book value per Common Share                     $34.62        $31.44       $32.54        $22.12       $15.89      $11.82


                                               SIX MONTHS
                                             ENDED JUNE 30,                     YEAR ENDED DECEMBER 31,
                                             --------------     --------------------------------------------------------------
                                             1995      1994           1994      1993        1992        1991        1990
                                             ----      ----           ----      ----        ----        ----        ----
SELECTED INFORMATION ON PROPERTY
  AND CASUALTY INSURANCE
  OPERATIONS (Unaudited): (a)(d)
  GAAP Combined Ratio                      102.2%      101.9%         99.1%       96.9%     101.7%      102.1%     105.2%
  SAP Combined Ratio                        99.4%       99.7%         98.8%       93.7%     102.8%      103.3%     100.8%
  Industry SAP Combined Ratio                 N/A      111.4%        108.4%      106.9%     115.7%      108.8%     109.5%
  Premium to Surplus Ratio                    N/A         N/A          1.9x        1.6x       2.0x        2.2x       1.4x

_________________________

(a)     Data includes acquired companies from date of acquisition.

(b)     Includes interest on customer banking deposits of $8,304,000, $9,001,000, $11,954,000, $15,138,000 and $14,145,000 for
        the years ended December 31, 1994, 1993, 1992, 1991 and 1990, respectively, and $5,680,000 and $4,014,000 for the six month periods ended June 30, 1995 and 1994, respectively.

(c)     The provision for income taxes for the years ended December 31, 1994 and 1993 and for the six month periods ended June
        30, 1995 and 1994 were calculated under Statement of Financial Accounting Standards No. 109, "Accounting for Income
        Taxes," which does not reflect the benefit from utilization of tax loss carryforwards.  The provision for income taxes for the years ended December 31, 1992, 1991 and 1990 have been reduced for the benefit from utilization of tax loss carryforwards.

(d)     Combined Ratios and the Premium to Surplus Ratios include both Colonial Penn Group, Inc. and its subsidiaries for the relevant periods since August 16, 1991, and Empire Insurance Company ("Empire").  The 1990 ratios are for Empire only.
        For an explanation of these ratios, see Notes (e), (f) and (g) to the table under Selected Financial Data below.



                                   THE COMPANY

     GENERAL

         The Company is a diversified financial services holding company principally engaged in personal and commercial lines of property and casualty insurance, life and health insurance, banking and lending, manufacturing and the trading stamps business. The Company concentrates on return on investment and cash flow to build long-term shareholder value, rather than emphasizing volume or market share. Additionally, the Company continuously evaluates the retention and disposition of its existing operations and investigates possible acquisitions of new businesses in order to maximize shareholder value.

         Shareholders' equity has grown from a deficit of $7,657,000 at December 31, 1978 (prior to the acquisition of a controlling interest in the Company by the Company's Chairman and President), to a positive shareholders' equity of $975,404,000 at June 30, 1995, equal to a book value per common share of negative $.22 at December 31, 1978 and $34.62 at June 30, 1995. During the same period, the price of a Common Share on the NYSE has risen from $.16 at December 31, 1978 to $50.50 at June 30, 1995. Following completion of this offering, the Company's Chairman and President and their families (excluding certain private charitable foundations) will beneficially own, in the aggregate, approximately 35% of the Company's Common Shares outstanding as of August 23, 1995, having an aggregate market value in excess of $550,000,000 at that date.

         The Company's principal operations are its insurance businesses, where it is a specialty markets provider of property and casualty and life insurance products to niche markets. The Company's principal personal lines insurance products are automobile insurance, homeowners insurance, graded benefit life insurance marketed primarily to the age 50-and-over population and variable annuity products. The Company's principal commercial lines are property and casualty products provided for multi-family residential real estate, retail establishments and taxicabs in the New York metropolitan area. As indicated in the Selected Financial Data included herein, the statutory combined ratios for the Company's property and casualty business have been better than industry averages for each of the past five years. This has been due, in part, to the Company's low expense ratios. For the year ended December 31, 1994, the Company's insurance segments contributed 79% of total revenue and, at December 31, 1994, constituted 78% of consolidated assets.

         The Company's insurance subsidiaries have a diversified investment portfolio of securities, substantially all of which are issued or guaranteed by the U.S. Treasury or by U.S. governmental agencies or are rated "investment grade" by Moody's and/or S&P. Investments in mortgage loans, real estate and non-investment grade securities represented less than 2% of the insurance subsidiaries' portfolio at June 30, 1995. In the recent volatile interest rate environment, the Company's primary goal has been to preserve investment capital.

         The Company's banking and lending operations principally consist of making instalment loans primarily funded by deposits insured by the Federal Deposit Insurance Company. The Company has established a niche market for automobile loans to individuals with poor credit histories. The Company's manufacturing operations primarily manufacture products for the "do-it-yourself" home improvement market and for industrial and agricultural markets.

         At December 31, 1994, the Company had minimum tax loss carryforwards of approximately $132,000,000. The amount and availability of the tax loss carryforwards are subject to certain qualifications, limitations and uncertainties as more fully discussed in Note 13 of Notes to Consolidated Financial Statements contained in the Annual Report.

     RECENT DEVELOPMENTS

         On June 6, 1995, the Company purchased a 46.4% common stock interest in MK Gold Company ("MK Gold") from Morrison Knudsen Corporation ("MKC") for an aggregate cash purchase price of $22,500,000. In addition, the Company purchased at par all of a lender's interest under a $20,000,000 revolving credit facility with MK Gold, of which approximately $15,000,000 was outstanding at June 6, 1995, and released MKC and certain of its affiliates from their guarantee obligations in connection with such facility. MK Gold, an international gold mining company whose shares are quoted on the Nasdaq National Market System, reported total assets and stockholders' equity of $96,566,000 and $68,288,000, respectively, at March 31, 1995.

         On May 26, 1995, the Company's Colonial Penn Group property and casualty subsidiaries entered into an agreement with the California Department of Insurance to settle their Proposition 103 rollback refund for approximately $17,000,000, which is substantially less than the Insurance Department's original assessment. The fairness of this settlement is being challenged in an administrative proceeding by a California consumer group, which has also challenged the Proposition 103 settlements of other insurance companies. A hearing has been scheduled for October 10, 1995. The Colonial Penn Group and the Insurance Department are defending the settlement; however, no assurance can be given that this settlement will be upheld. The Company believes that the ultimate resolution of this matter will not have a material adverse effect on the Company's financial condition or results of operations and will not exceed reserves established in prior years.

         During the second quarter of 1995, the Company filed with the Commission a Schedule 13D (as amended, the "RCP Schedule 13D") relating to the common stock of Rockefeller Center Properties, Inc. ("RCP"), a real estate investment trust, the principal asset of which is a $1.3 billion collateralized loan to the owners of the land and buildings known as Rockefeller Center in New York City. As disclosed in the RCP Schedule 13D, the Company has a 7.1% equity interest in RCP for which it paid approximately $12,900,000 (including brokerage commissions). The Company has stated in its RCP Schedule 13D that it intends to make recommendations or proposals to the owners of Rockefeller Center and to RCP and to hold discussions with the management of RCP and others relating to strategies for dealing with the recent bankruptcy filing by the owners of Rockefeller Center and for the refinancing or repayment of all or a portion of RCP's existing indebtedness, which may include suggested arrangements by the Company for the raising of additional debt and equity capital. Such recommendations or proposals may involve, without limitation, such things as the arrangement by the Company of loans to RCP by institutional lenders, the participation by the Company in a tender offer for some or all of the outstanding shares of RCP common stock, the acquisition of RCP or its assets by the Company and others, by way of merger or otherwise, and the purchase by the Company and others of newly issued shares of RCP common stock. In connection with the negotiation or consummation of any possible recommendations or proposals, the RCP Schedule 13D states that the Company may seek representation on RCP's Board of Directors. As of the date hereof, the Company has not made any formal or binding offers or entered into an agreement with RCP, any other stockholder of RCP or the owners of Rockefeller Center with respect to any such possible recommendations or proposals.

         Beginning in the second quarter of 1994, the Company acquired equity interests in recently privatized Russian companies for a total investment of approximately $28,000,000. Due to the risks associated with investing in emerging markets, the Company has been accounting for these investments under the cost recovery method. These investments have a balance of approximately $22,700,000 at June 30, 1995. Early in 1995, the Company opened an office in Moscow to more closely monitor these investments and to explore new investment opportunities in the former Soviet Union.

         A.M. Best Company ("Best"), an independent rating agency, lowered its rating for the Company's Empire Group (as defined under
     "Business   Insurance Operations   General") property and casualty
     insurance
     subsidiaries to a rating of A- (excellent) from A (excellent), principally due to the Group's premium growth during the past year. This rating reflects Best's concern over the decline in the relationship of the Empire Group's surplus to premiums as a result of such growth. The Company plans to meet with Best to discuss the change in its rating and the measures the Company could take to either reinstate its A rating or to maintain its A- rating. The Company does not believe that the A- rating of the Empire Group will have a material adverse effect on the Empire Group's operations. Best has given the Company's other insurance subsidiaries the following ratings: Colonial Penn Life Insurance Company ("CPL") and Charter National Life Insurance Company ("Charter"): "A" (excellent); Colonial Penn Insurance Company ("CPI"), Colonial Penn Franklin Insurance Company ("Franklin"), Colonial Penn Madison Insurance Company ("Madison") and Intramerica Life Insurance Company ("Intramerica"):
     "A-" (excellent); and Bay Colony Insurance Company ("Bay Colony"):
     "NA-3" (insufficient operating data, indicating a company that has been dormant in recent years).

         The Board of Directors has declared a two-for-one stock split payable on November 15, 1995 in the form of a 100% stock dividend to shareholders of record on November 1, 1995 (the "Stock Split"). The Company has paid annual cash dividends in December of each of the last three years of $.20 per share in 1992 and $.25 per share in 1993 and 1994. The Board of Directors has stated that it is its current intention to declare and pay a $.25 per Common Share cash dividend in December 1995 on each Common Share outstanding after giving effect to the Stock Split (the equivalent of a dividend of $.50 per pre-Stock Split Common Share) (the "Dividend"). Although the Board has not taken any action with respect to the Dividend, the Board anticipates that, absent the occurrence of a material adverse change to the Company's current business or financial condition, it will authorize the Dividend during the fourth quarter of 1995.

         In addition to its interest in RCP and MK Gold, the Company owns non-controlling equity interests representing more than 5% of the outstanding capital stock of each of the following domestic public companies at August 23, 1995: Carmike Cinemas, Inc. ("Carmike") (approximately 6% of Class A shares), Jones Plumbing Systems, Inc. ("Jones") (approximately 21%), Jordan Industries, Inc. ("JII") (approximately 11%) and HomeFed Corporation (approximately 41%).


                                  RISK FACTORS

         The following factors, in addition to other information set forth, or incorporated by reference, in this Prospectus, should be considered carefully before deciding whether to make an investment in the Common Shares offered hereby.

     INSURANCE OPERATIONS

         The insurance industry is a highly competitive industry, in which many of the Company's competitors have substantially greater financial resources, larger sales forces, more widespread agency and broker relationships, and more diversified lines of insurance coverage. Additionally, certain competitors market their products with endorsements from affinity groups, while the Company's products are for the most part unendorsed, which may give such other companies a competitive advantage. Congress is considering changes to federal banking laws, certain of which could result in banks being able to offer insurance products in direct competition with the Company. The Company is unable to determine what effect, if any, such changes may have on the Company's operations.

         The property and casualty insurance industry has historically been cyclical in nature, with periods of less intense price competi-tion and high underwriting standards generating significant profits, followed by periods of increased price competition and lower under-writing standards resulting in reduced profitability or loss. Price competition has been significant in recent years. The cyclicality and competitive nature of the property and casualty insurance business historically have contributed to significant industry-wide quarter-to-quarter and year-to-year fluctuations in underwriting results and net income. Its profitability is affected by many factors, including rate competition, severity and frequency of claims (including catastrophe losses), interest rates, state regulation, court decisions and judicial climate, all of which are outside the Company's control.

         Prior to 1988, CPI wrote as primary insurer or as a reinsurer a variety of diverse commercial property and casualty insurance business known as "Special Risks." The nature of most of this insurance involves exposures which can be expected to develop over a relatively long period of time before a definitive determination of ultimate losses and loss adjustment expenses can be established and the relevant reinsurance collected. Although losses with respect to this block of business are particularly difficult to predict accurately, the Company believes, based in part upon the recently completed independent actuarial review, that it has recorded adequate reserves as of December 31, 1994 ($63,700,000, before reinsurance).

     REGULATION

         The Company and its subsidiaries are subject to detailed regulation and supervision in connection with both their insurance and their banking operations. The Company is subject to government regulation in each of the states in which it conducts its insurance operations. Such regulation is vested in state agencies having broad administrative power affecting many aspects of the Company's business, including rates, policy forms, capital adequacy and level of operations, and is concerned primarily with the protection of policyholders rather than shareholders.

         In the event of the insolvency, liquidation or other reorganization of any of the Company's insurance subsidiaries, the Company's shareholders would have no right to proceed against any such insurance subsidiary. In addition, the Company's shareholders would have no right to cause the liquidation or bankruptcy of any such insurance subsidiary under federal or state bankruptcy laws. The insurance laws of the domiciliary state would govern such proceedings and the relevant insurance commissioner would act as liquidator or rehabilitator for the insurance subsidiary. Creditors and policyholders of any such insurance subsidiary would be entitled to payment in full from the assets of the insurance subsidiary before the Company, as a shareholder, would be entitled to receive any distribution therefrom. See "Business-Insurance Operations-Government Regulation" and "Business-Banking and Lending." For a discussion of recent developments concerning the Company's Proposition 103 liability, see "The Company-Recent Developments."

     HOLDING COMPANY

         The Company believes that it has sufficient sources of liquidity (without consideration of the availability of dividends from its insurance and banking subsidiaries) to meet its currently anticipated liquidity needs. However, the Company may become dependent upon dividends and other distributions received from its insurance and banking subsidiaries to fund its expenses. The Company's insurance and banking subsidiaries are restricted under applicable laws in their ability to pay dividends or make other distributions to the Company.

     DEPENDENCE ON KEY PERSONNEL; CONTROL OF COMPANY

         The Company is dependent on the services of its senior management, including Ian M. Cumming and Joseph S. Steinberg, the Company's Chairman of the Board and President, respectively. Messrs. Cumming's and Steinberg's employment agreements with the Company expire June 30, 2003.

         Messrs. Cumming and Steinberg and their families (excluding certain private charitable foundations) beneficially own, in the aggregate, approximately 35% of the Company's Common Shares outstanding at August 23, 1995, after giving effect to this offering (determined in accordance with Rule 13d-3 promulgated under the Exchange Act). Accordingly, Messrs. Cumming and Steinberg, as a practical matter, should be able to elect a majority of the directors and thus control the management and affairs of the Company's business. Certain of the Company's public debt instruments contain provisions granting the holders thereof the right, subject to certain exceptions, to require the Company to repurchase such debt at 101% of principal amount plus accrued but unpaid interest upon a change of control of the Company (as defined in such instruments). None of the change of control provisions are triggered by this offering.

     TRANSFER RESTRICTIONS

         In order to protect the Company's significant tax loss carryforwards, the Common Shares are subject to certain transfer restrictions contained in the Company's Certificate of Incorporation (the "Transfer Restriction") designed to regulate transfers to, or that will result in a person becoming, a Five Percent Shareholder. Such restrictions may be waived by the Board of Directors. As a result of the Board's approval, the Transfer Restriction will not restrict the offer and sale of Common Shares hereunder by Messrs. Cumming and Steinberg (each of whom is a Five Percent Shareholder), except for any transfer to a person or entity (including any group of persons acting in concert) who either prior to or as a result of an acquisition of Common Shares hereunder owns or will own 5% of the Leucadia Stock (as defined), taking into account the Tax Ownership rules described under "Transfer Restrictions" below. Shareholders are advised to carefully monitor their ownership of Common Shares (and any future securities of the Company that may constitute Leucadia Stock for purposes of the Transfer Restriction) and should consult their own legal advisors and/or the Company to determine whether their Tax Ownership approaches the proscribed level. All certificates representing the Common Shares offered hereby will bear a legend indicating that such securities are subject to the Transfer Restriction. See "Transfer Restrictions."


                                 USE OF PROCEEDS

         The Company will receive an aggregate of $32,178,875 upon the exercise of the Warrants in connection with the sale of the Common Shares offered hereby, which constitutes the Exercise Price. If the over-allotment option granted by the Company to the Underwriters is exercised in full, the Company also will receive estimated net proceeds of approximately $_________, before the payment of expenses of this offering payable by the Company. The balance of the proceeds of the sale of the Common Shares offered hereby will be received by the Selling Shareholders. Pursuant to the terms of the Warrants, the Company is obligated to register the Common Shares issuable upon exercise of the Warrants and to bear the costs of such registration, other than underwriting discounts and commissions, which will be paid by the Selling Shareholders. Such registration expenses, which will be borne by the Company, are estimated to be approximately $________. The net proceeds of this offering to be received by the Company will be used by the Company for general corporate purposes, which may include working capital, acquisitions or investment opportunities. Pending such uses, the proceeds will be invested in short-term investment grade obligations.

                PRICE RANGE OF COMMON SHARES AND DIVIDEND POLICY


         The Common Shares of the Company are traded on the NYSE and PSE under the symbol LUK. The following table sets forth, for the calendar periods indicated, the high and low sales price per Common Share on the consolidated transaction reporting system, as reported by the Dow Jones Historical Stock Quote Reporter Service. On January 8, 1993, the Company effected a two-for-one split of the Common Shares in the form of a 100% stock dividend. Per share amounts set forth in this Prospectus have been adjusted to reflect such stock split.



                                                             SALES PRICE
                                                             -----------
                                                            HIGH       LOW
                                                            ----       ---
                  1993
                  ----
                  First Quarter                            $51.25    $38.63
                  Second Quarter                            43.75     36.00
                  Third Quarter                             47.75     39.25
                  Fourth Quarter                            44.50     38.75

                  1994
                  ----
                  First Quarter                            $43.63    $38.25
                  Second Quarter                            38.88     35.50
                  Third Quarter                             37.63     34.63
                  Fourth Quarter                            46.25     36.13

                  1995
                  ----
                  First Quarter                            $48.63    $42.88
                  Second Quarter                            52.00     43.63
                  Third Quarter (through August 23, 1995)   57.88     49.13


         On August 23, 1995, the last reported sale price of the Common
     Shares on the NYSE was $52.875 per share.   As of August 23, 1995,
     there were approximately 5,281 record holders of the Common Shares.

         The Company paid dividends of $.25 per Common Share on December 30, 1994 and December 15, 1993. The payment of dividends in the future is subject to the discretion of the Board of Directors and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that the Board of Directors may deem to be relevant. For information concerning the Stock Split and the Dividend, see "The Company-Recent Developments."

         In connection with the declaration of dividends or the making of distributions on, or the purchase, redemption or other acquisition of Common Shares, the Company is required to comply with certain restrictions contained in certain of its debt instruments.

                                 CAPITALIZATION

         The following table sets forth the (unaudited) consolidated capitalization of the Company at June 30, 1995 and as adjusted to give effect to the exercise of the Warrants pursuant to which the 1,594,000 Common Shares offered hereby will be issued (based upon an assumed offering price of $52.875 per share and after deducting the estimated expenses of the offering payable by the Company).



                                                                                                          AS
                                                                                         ACTUAL         ADJUSTED
                                                                                         ------         --------
                                                                                             (IN THOUSANDS)
        Long-term debt (a):
             Revolving bank credit agreement borrowings . . . . . . . . . . . .       $   10,000      $   10,000
             Term loans with banks, due in 1999 . . . . . . . . . . . . . . . .           50,000          50,000
             7-3/4% Senior Notes due 2013, less debt
                discount of $906  . . . . . . . . . . . . . . . . . . . . . . .           99,094          99,094
             Industrial revenue bonds . . . . . . . . . . . . . . . . . . . . .            6,540           6,540
             Other senior debt  . . . . . . . . . . . . . . . . . . . . . . . .           14,939          14,939
             8-1/4% Senior Subordinated Notes due 2005  . . . . . . . . . . . .          100,000         100,000
             10-3/8% Senior Subordinated Notes due 2002,
                less debt discount of $653  . . . . . . . . . . . . . . . . . .          124,347         124,347
             6% Subordinated Swiss Franc Bonds due 1996 . . . . . . . . . . . .           32,957          32,957
             5-1/4% Convertible Subordinated Debentures due 2003  . . . . . . .          100,000         100,000
                                                                                      ----------      ----------
                    Total long-term debt, including current maturities  . . . .          537,877         537,877
                                                                                      ----------      ----------
        Shareholders' Equity (b):
             Common shares, par value $1 per share,
                authorized 150,000,000 shares; 28,177,398
                and 29,771,398 shares issued and outstanding,
                after deducting shares held in treasury . . . . . . . . . . . .           28,177          29,771
             Additional paid-in capital (c) . . . . . . . . . . . . . . . . . .          127,178         175,549
             Net unrealized gain on investments . . . . . . . . . . . . . . . .           17,468          17,468
             Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . .          802,581         802,581
                                                                                      ----------      ----------
                    Total shareholders' equity  . . . . . . . . . . . . . . . .          975,404       1,025,369
                                                                                      ----------      ----------
                        Total . . . . . . . . . . . . . . . . . . . . . . . . .       $1,513,281      $1,563,246
                                                                                      ==========      ==========
        Book Value Per Share (c)  . . . . . . . . . . . . . . . . . . . . . . .           $34.62          $34.44
                                                                                          ======          ======

              ----------------------
              (a)    Excludes customer banking deposits of approximately $194,462,000.  For information with respect to interest rates, maturities, priorities and restrictions related to outstanding long-term debt, see Note 9 of Notes to Consolidated Financial Statements contained in the Annual Report.

              (b)    For information with respect to stock options, warrants and contingent obligations, see Notes 10 and 16 of Notes to Consolidated Financial Statements contained in the Annual Report.

              (c)    The exercise of the Warrants in connection with this offering results in a federal income tax deduction equal to the excess of the offering price over the Exercise Price, which results in a tax benefit of approximately $18,236,000 reflected in the As Adjusted column.


                             SELECTED FINANCIAL DATA

         The selected financial data set forth below has been derived from and should be read in conjunction with the audited financial state-ments and other financial information contained in the Annual Report and with the unaudited financial statements contained in the Second Quarter 10-Q, which are incorporated by reference in this Prospectus.




                                                       SIX MONTHS
                                                      ENDED JUNE 30,                      YEAR ENDED DECEMBER 31,
                                                      --------------       ---------------------------------------------------
                                                      1995     1994         1994       1993        1992       1991      1990
                                                      ----     ----         ----       ----        ----       ----      ----
                                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SELECTED INCOME STATEMENT DATA: (a)
 Revenues                                           $737,445  $661,768  $1,384,385 $1,408,058  $1,573,015  $1,086,748 $674,914
 Net securities gains (losses)                          (228)  (11,123)    (12,004)    51,923      51,778      50,391   (1,525)
 Interest expense (b)                                 24,405    21,475      44,003     39,465      38,507      36,925   34,604
 Insurance losses, policy benefits and
  amortization of deferred acquisition costs         452,428   401,294     819,010    789,752     896,673     558,127  232,986
 Income from continuing operations
  before income taxes and cumulative
  effects of changes in accounting
  principles                                          47,703    41,157     100,318    176,868     143,553      95,030   78,938
 Income from continuing operations
  before cumulative effects of changes
  in accounting principles (c)                        33,732    26,567      70,836    116,259     130,607      94,830   65,010
 (Loss) from discontinued operations
  less applicable income taxes                           -         -           -          -           -           -    (17,670)
 Income before cumulative effects of
  changes in accounting principles                    33,732    26,567      70,836    116,259     130,607      94,830   47,340
 Cumulative effects of changes in
  accounting principles                                  -         -           -      129,195         -           -        -
 Net income                                           33,732    26,567      70,836    245,454     130,607      94,830   47,340

 Per share:
  Primary earnings (loss) per common and dilutive
   common equivalent share:
    Continuing operations before
     cumulative effects of changes
     in accounting principles                          $1.15      $.91       $2.43      $3.97       $5.35       $4.00    $2.68
    Discontinued operations                              -         -           -          -           -           -       (.73)
    Cumulative effects of changes in
     accounting principles                               -         -           -         4.41         -           -        -
                                                       -----      ----       -----      -----       -----       -----    -----
     Net income                                        $1.15      $.91       $2.43      $8.38       $5.35       $4.00    $1.95
                                                       =====      ====       =====      =====       =====       =====    =====
  Fully diluted earnings (loss) per common
   share:
    Continuing operations before
     cumulative effects of changes
     in accounting principles                          $1.14      $.91       $2.41      $3.89       $5.33       $3.97    $2.68
    Discontinued operations                              -         -           -          -           -           -       (.73)
    Cumulative effects of changes in
     accounting principles                               -         -           -         4.20         -           -        -
                                                       -----      ----       -----      -----       -----       -----    -----
     Net income                                        $1.14      $.91       $2.41      $8.09       $5.33       $3.97    $1.95
                                                       =====      ====       =====      =====       =====       =====    =====
  Number of shares used in calculation:
   Primary                                            29,293    29,102      29,101     29,270      24,435      23,704   24,288
   Fully Diluted                                      31,070    29,102      30,857     30,743      24,516      23,916   24,302

--------------------------------

Footnotes on following page.




                                           AT JUNE 30,                           AT DECEMBER 31,
                                           -----------      ------------------------------------------------------------------
                                               1995         1994           1993        1992          1991        1990
                                               ----         ----           ----        ----          ----        ----
                                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SELECTED BALANCE SHEET DATA: (a)
 Cash and investments                        $2,973,512    $2,764,890   $2,989,384    $3,371,624   $3,627,542  $1,741,273
 Total assets                                 4,971,519     4,674,046    4,689,272     4,330,580    4,590,096   2,406,438
 Debt, including current maturities             537,877       425,848      401,335       225,588      220,728     208,458
 Customer banking deposits                      194,462       179,888      173,365       186,339      194,862     176,366
 Common shareholders' equity                    975,404       881,815      907,856       618,161      365,495     268,567
 Book value per Common Share                     $34.62        $31.44       $32.54        $22.12       $15.89      $11.82


                                               SIX MONTHS
                                             ENDED JUNE 30,                     YEAR ENDED DECEMBER 31,
                                             --------------      -------------------------------------------------------------
                                             1995      1994           1994       1993       1992        1991        1990
                                             ----      ----           ----       ----       ----        ----        ----
SELECTED INFORMATION ON PROPERTY
  AND CASUALTY INSURANCE
  OPERATIONS (Unaudited): (a)(d)(e)
  GAAP Combined Ratio                      102.2%     101.9%          99.1%       96.9%     101.7%      102.1%     105.2%
  SAP Combined Ratio                        99.4%      99.7%          98.8%       93.7%     102.8%      103.3%     100.8%
  Industry SAP Combined Ratio (f)             N/A     111.4%         108.4%      106.9%     115.7%      108.8%     109.5%
  Premium to Surplus Ratio (g)                N/A        N/A           1.9x        1.6x       2.0x        2.2x       1.4x

_________________________

(a)     Data includes acquired companies from date of acquisition.

(b)     Includes interest on customer banking deposits of $8,304,000, $9,001,000, $11,954,000, $15,138,000 and $14,145,000 for
        the years ended December 31, 1994, 1993, 1992, 1991 and 1990, respectively, and $5,680,000 and $4,014,000 for the six month periods ended June 30, 1995 and 1994, respectively.

(c)     The provision for income taxes for the years ended December 31, 1994 and 1993 and for the six month periods ended June
        30, 1995 and 1994 were calculated under Statement of Financial Accounting Standards No. 109, "Accounting for Income
        Taxes," which does not reflect the benefit from utilization of tax loss carryforwards.  The provision for income taxes for the years ended December 31, 1992, 1991 and 1990 have been reduced for the benefit from utilization of tax loss carryforwards.

(d)     Combined Ratios and the Premium to Surplus Ratios include both Colonial Penn Group, Inc. and its subsidiaries for the relevant periods since August 16, 1991, and Empire Insurance Company ("Empire").  The 1990 ratios are for Empire only.

(e)     The Combined Ratio is the sum of the Loss Ratio and the Underwriting Expense Ratio determined in accordance with generally accepted accounting principles ("GAAP") or statutory accounting principles ("SAP"), as the case may be.  The
        Loss Ratio is the ratio of incurred losses and loss adjustment expenses to net premiums earned.  The Expense Ratio is the ratio of underwriting expenses (policy acquisition costs, commissions and a portion of administrative, general and other expenses attributable to underwriting operations) to net premiums written, if determined in accordance with SAP, or to net premiums earned, if determined in accordance with GAAP.  A Combined Ratio under 100% indicates an underwriting profit and a Combined Ratio above 100% indicates an underwriting loss.  The Combined Ratio does not include the effect of investment income.  Certain accident and health insurance business, which is included in the statutory results of operations of the property and casualty insurance segment and is reflected in the SAP Combined
        Ratio, is reported in the life insurance segment for financial reporting purposes and therefore is not included in the
        GAAP Combined Ratios reflected herein.  For 1993, the difference in the treatment of costs for GAAP and SAP purposes was a principal reason for the difference between the GAAP Combined Ratio and the SAP Combined Ratio.  For 1992, the
        results of certain accident and health insurance business had a non-recurring income item which reduced the SAP
        Combined Ratio.  In addition, in 1992, certain income credits were recognized only for GAAP.  For 1990, the difference in the treatment of acquisition costs for GAAP and SAP purposes was a principal reason for the unusual difference between the GAAP Combined Ratio and the SAP Combined Ratio.

(f)     Source:  Best Week Property/Casualty Supplement, April 3, 1995 Release 2, with respect to annual information for 1994,
        Best's Aggregate & Averages, Property/Casualty, 1994 edition, with respect to annual information for 1990 through
        1993, and Insurance Services Office, Inc. Operating Results, September 8, 1994, with respect to interim information.
        Industry Combined Ratios may not be fully comparable as a result of, among other things, differences in geographical concentration and in the mix of property and casualty insurance products.

(g)     The Premium to Surplus Ratio was calculated by dividing statutory property and casualty insurance net premiums written by statutory capital and surplus at the end of the year.

/TABLE

         Certain information concerning the Company's operations is presented in the following table.


                                                  Year Ended December 31,
                                              -------------------------------
                                                 1994        1993       1992
                                                 ----        ----       ----
                                                        (In millions)
      Revenues:
      --------
        Property and Casualty Insurance      $  872.1    $  842.1   $  849.0
        Life Insurance                          223.3       286.3      395.5
        Banking and Lending                      49.0        38.2       56.4
        Incentive Services (a)                   19.4        30.7       95.7
        Manufacturing                           180.1       173.8      168.8
        Corporate and Other (b)                  40.5        37.0        7.6
                                             --------    --------   --------
                                             $1,384.4    $1,408.1   $1,573.0
                                             ========    ========   ========

      Income (loss) before income taxes:
      ---------------------------------
        Property and Casualty Insurance      $   96.4    $  128.0   $  108.4
        Life Insurance                           49.1        62.0       63.7
        Banking and Lending                      16.3        12.6       17.4
        Incentive Services (a)                   10.3        13.9       12.9
        Manufacturing                           (11.7)       (2.2)      (6.6)
        Corporate and Other (b)(c)              (60.1)      (37.4)     (52.2)
                                             --------    --------   --------
                                             $  100.3    $  176.9   $  143.6
                                             ========    ========   ========

      Identifiable assets employed:
      ----------------------------
        Property and Casualty Insurance      $2,117.9    $2,169.6   $1,843.3
        Life Insurance                        1,515.1     1,610.5    1,857.0
        Banking and Lending                     316.4       262.6      268.9
        Incentive Services (a)                    5.9        37.8       41.2
        Manufacturing                            93.5       101.0      105.8
        Corporate and Other (d)                 625.2       507.8      214.4
                                             --------    --------   --------
                                             $4,674.0    $4,689.3   $4,330.6
                                             ========    ========   ========

            At December 31, 1994, the Company and its consolidated subsidiaries had
      4,374 full-time employees.

      ----------------
      (a)   Includes trading stamp operations for all years and motivation services operations for 1992.  Certain investments that are reflected in the caption Incentive Services in 1993 and 1992 are reflected in the caption
            Corporate and Other in 1994.

      (b) Includes Jordan Associated Companies (described below), gains (losses) from certain investments and real estate and other operations.

      (c) Includes corporate interest expense and overhead, including expenses related to acquisition and certain investing activities.

      (d)   Principally consists of cash, investments, real estate, receivables and, at December 31, 1994 and 1993, the deferred income tax asset of
            $144,631,000 and $114,001,000, respectively.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
              FINANCIAL CONDITION AND RESULTS OF INTERIM OPERATIONS

         The following discussion of the periods ended June 30, 1995 and 1994 should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Annual Report and the information contained herein under "The
     Company   Recent Developments."

     LIQUIDITY AND CAPITAL RESOURCES

         During each of the six month periods ended June 30, 1995 and 1994, the Company operated profitably and net cash was provided from operations.

         During the six months ended June 30, 1995, the Company used its revolving bank credit agreement facilities to meet daily cash requirements and in connection with the MK Gold transaction.

         In June 1995, the Company purchased a 46.4% common stock interest in MK Gold from MKC for an aggregate cash purchase price of $22,500,000. In addition, the Company purchased at par all of a lender's interest under a $20,000,000 revolving credit facility with MK Gold, of which approximately $15,000,000 was outstanding.

         In June 1995, the Company sold $100,000,000 principal amount of its newly authorized 8-1/4% Senior Subordinated Notes due 2005 in an underwritten public offering. A portion of the proceeds was used to repay indebtedness outstanding under the Company's revolving credit agreements incurred in connection with the acquisition of MK Gold. The remaining proceeds were added to working capital.

         During the second quarter of 1995, the Company purchased 2,365,200 common shares of RCP for approximately $11,130,000, which increased its equity interest in RCP to 7.1%. RCP is a real estate investment trust, the principal asset of which is a $1.3 billion collateralized loan to the owners of the land and buildings known as Rockefeller Center in New York City.

         As more fully described in the Annual Report, securities classified as "available for sale" are carried at fair value with unrealized gains and losses reflected as a separate component of shareholders' equity, net of taxes. Principally as a result of decreases in market interest rates during 1995, the unrealized loss on investments at the end of 1994 became an unrealized gain of $17,468,000 as of June 30, 1995. While this has resulted in an increase in shareholders' equity, it had no effect on results of operations or cash flows.

         In July 1995, pursuant to the chapter 11 reorganization plan of HomeFed Corporation ("HFC"), the Company acquired 41.2% of HFC's common stock for a net cash investment of $4,200,000. In addition, the Company entered into a $20,000,000 eight year secured loan with HFC, which is convertible into additional shares of HFC common stock after three years (subject to certain conditions) and which bears interest at the rate of 12% per year. HFC is a public company headquartered in Salt Lake City, Utah, whose subsidiaries develop real property.

         In July 1995, the Company purchased approximately 52 acres of unimproved land zoned for residential and commercial development in Walton County, Florida, for approximately $13,000,000. The Company plans to make certain improvements to the property, which will be subdivided into approximately 230 lots and sold in phases.

     RESULTS OF OPERATIONS

         Earned premium revenues of the Colonial Penn P&C Group (as defined under "Business -- Insurance Operations -- General") were approximately $235,189,000 and $214,657,000 for the six month periods ended June 30, 1995 and 1994, respectively, and $120,022,000 and $108,933,000 for the three month periods ended June 30, 1995 and 1994, respectively. The increase in earned premiums principally resulted from acquired blocks of assigned risk business from other insurance companies, offset in part by modest declines in policies in force in other business lines. However, voluntary automobile policies in force at June 30, 1995 were slightly greater than policies in force at December 31, 1994, as new business generated in the 1995 periods exceeded lapsed business.

         Earned premium revenues and commissions of the property and casualty insurance operations of the Empire Group were approximately $157,342,000 and $139,485,000 for the six month periods ended June 30, 1995 and 1994, respectively, and $79,621,000 and $70,827,000 for the three month periods ended June 30, 1995 and 1994, respectively. The increase in premium revenue principally resulted from growth of policies in force and rate increases.

         The Company's loss ratios for its property and casualty operations were as follows:


                                               Three Months           Six Months
                                                   Ended                 Ended
                                                  June 30,             June 30,
                                               -------------        --------------

                                                1995    1994          1995     1994
                                                ----    ----          ----     ----
       Loss Ratio:
             GAAP  . . . . . . . . . . .       88.3%    78.9%        86.4%    83.8%
             SAP . . . . . . . . . . . .       83.9%    77.5%        84.0%    83.0%
       Expense Ratio:
             GAAP  . . . . . . . . . . .       14.7%    19.1%        15.8%    18.1%
             SAP . . . . . . . . . . . .       14.8%    17.2%        15.4%    16.7%
       Combined Ratio:
             GAAP  . . . . . . . . . . .      103.0%    98.0%       102.2%   101.9%
             SAP . . . . . . . . . . . .       98.7%    94.7%        99.4%    99.7%



         The increase in the loss ratios reflects additional payments related to prior years claims (principally no-fault claims) of the Empire Group. In addition, during the second quarter of 1995, the Empire Group strengthened reserves principally applicable to automobile lines. The loss ratios for the Colonial Penn P&C Group reflect higher losses related to acquired blocks of automobile assigned risk business, which are partially offset by service fee income reflected as a reduction of the expense ratios. The 1995 combined ratios reflect lower aggregate catastrophe losses and related loss adjustment expenses estimated at approximately $1,900,000 for the six month period ended June 30, 1995 compared with $16,510,000 (including approximately $11,000,000 related to the California earthquake) for the six month period ended June 30, 1994 (primarily all in the first quarter of 1994).

         Earned premium revenues of the life and health insurance operations were approximately $84,991,000 and $87,657,000 for the six month periods ended June 30, 1995 and 1994, respectively, and $42,919,000 and $44,456,000 for the three month periods ended June 30, 1995 and 1994, respectively. Premium revenues and provision for insurance losses and policy benefits of the life and health operations reflect the continued profitable growth of the "Graded Benefit Life" product. Premium revenues also reflect the run-off of the agent sold Medicare supplement business, which had less favorable loss experience in 1995.

         Manufacturing revenues decreased in the 1995 periods as compared to the 1994 periods principally due to reduced demand from customers of the bathroom vanities division and a factory fire at the fibers division. This decrease was partially offset by increased sales in the 1995 periods at the wire and cable divisions, and increased sales at the plastics division for the six month period ended June 30, 1995. The decrease in manufacturing gross profit in the 1995 periods as compared to the 1994 periods principally reflects the decrease in manufacturing sales, increased raw material costs at most divisions and the factory fire at the fibers division.

         Trading stamp revenues decreased in the 1995 periods compared to the 1994 periods principally due to reduced demand from existing customers. Cost of goods sold applicable to the trading stamp operations reflects amortization of the apparent excess in the liability for unredeemed trading stamps of approximately $2,700,000 and $6,000,000 for the six month periods ended June 30, 1995 and 1994, respectively, and $1,400,000 and $3,000,000 for the three month periods ended June 30, 1995 and 1994, respectively.

         Finance revenues reflect the level of consumer instalment loans. As more fully described in the Annual Report, based on its experience in providing collateralized automobile loans to individuals with poor credit histories, the Company concluded that there were opportunities for successful expansion of this business. Accordingly, on a controlled basis the Company is increasing its investments in such loans. The Company's actual loss experience has increased during this expansion, which reflects the additional competition that has recently entered this market. However, actual losses remain less than the 6% reserve maintained on this portfolio. At June 30, 1995 and December 31, 1994, these loans aggregated $135,659,000 and $129,512,000, respectively.

         Investment and other income increased in the 1995 periods compared to the 1994 periods as a result of higher available interest rates and increased fee income related to acquired blocks of automobile assigned risk business. Investment and other income in the 1995 periods includes a gain, net of expenses, of approximately $3,800,000 related to the settlement of certain litigation.
     Investment and other income for the six month period ended June 30, 1994 includes approximately $8,458,000 related to the disposition of the El Salvador Government bonds.

         Net securities losses were $228,000 and $11,123,000 for the six month periods ended June 30, 1995 and 1994, respectively, and $640,000 and $9,656,000 for the three month periods ended June 30, 1995 and 1994, respectively. Included in the six month period ended June 30, 1994 are provisions for write-downs of investments of approximately $3,568,000.

         Higher interest expense in the 1995 periods as compared to the 1994 periods principally reflects the increased level of borrowings outstanding. Interest expense also reflects the level of deposits at the Company's banking and industrial loan subsidiaries and an increase in interest rates related to those deposits.

         The increase in selling, general and other expenses in the 1995 periods as compared to the 1994 periods principally reflects operating expenses of real estate properties acquired during 1994, increased provisions for loan losses and expenses relating to certain investing activities. The real estate properties acquired in 1994 did not generate significant revenues during the 1995 periods.

         The decrease in the effective income tax rate in the 1995 periods as compared to the 1994 periods reflects a reduction in the tax provision for the resolution of certain federal tax contingencies and, for the six month period ended June 30, 1995, a reduction in the tax provision for the favorable resolution of a state tax matter.

         The number of shares used to calculate primary earnings per share amounts was 29,293,000 and 29,102,000 for the six month periods ended June 30, 1995 and 1994, respectively, and 29,296,000 and 29,059,000 for the three month periods ended June 30, 1995 and 1994, respectively. The number of shares used to calculate fully diluted earnings per share amounts was 31,070,000 and 29,102,000 for the six month periods ended June 30, 1995 and 1994, respectively, and 31,109,000 and 29,059,000 for the three month periods ended June 30, 1995, and 1994, respectively. The increase in the number of shares utilized in calculating per share amounts was principally caused by the increase in the market price of the Company's Common Shares. In addition, for fully diluted per share amounts, the Convertible Debentures were not assumed to have been converted in 1994 since the effect of such assumed conversion would have been to increase earnings per share.


                                    BUSINESS

                              INSURANCE OPERATIONS
     GENERAL

         The Company engages in the personal property and casualty and life and health insurance businesses on a nationwide basis and specializes in commercial property and casualty insurance business in the New York metropolitan area. The Company's principal property and casualty insurance subsidiaries are the Colonial Penn P&C Group, consisting of CPI, Madison, Franklin and Bay Colony, and the Empire Group, consisting of Empire and Allcity Insurance Company ("Allcity"). The Company's principal life insurance subsidiaries are Charter, CPL and Intramerica. In conducting its insurance operations, the Company focuses primarily on profitability and persistency rather than volume.

     PROPERTY AND CASUALTY INSURANCE

         The Colonial Penn P&C Group, which maintains its headquarters in Valley Forge, Pennsylvania, is licensed in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands and writes insurance throughout most of the United States. The Colonial Penn P&C Group has regional offices in Wayne, Pennsylvania, Tampa, Florida and Phoenix, Arizona. The Empire Group is licensed in five states and operates primarily in the New York metropolitan area.

         During the year ended December 31, 1994, 80%, 14% and 6% of net earned premiums of the Company's property and casualty insurance operations were derived from personal and commercial automobile lines, other commercial lines and other personal lines, respectively. Total property and casualty net earned premiums for the year ended December 31, 1994 were $746,400,000, of which $447,200,000 was attributable to the Colonial Penn P&C Group.

         Set forth below is certain statistical information for the Company's property and casualty operations prepared in accordance with GAAP and SAP. The Loss Ratio is the ratio of incurred losses and loss adjustment expenses to net premiums earned. The Expense Ratio is the ratio of underwriting expenses (policy acquisition costs, commissions, and a portion of administrative, general and other expenses attributable to underwriting operations) to net premiums written, if determined in accordance with SAP, or to net premiums earned, if determined in accordance with GAAP. A Combined Ratio below 100% indicates an underwriting profit and a Combined Ratio above 100% indicates an underwriting loss. The Combined Ratio does not include the effect of investment income.


                                                      YEAR ENDED DECEMBER 31,
                                                   -----------------------------
                                                   1994          1993       1992
                                                   ----          ----       ----
      Loss Ratio:
            GAAP                                   81.2%         76.9%      82.3%
            SAP                                    81.6%         76.1%      85.3%
            Industry (SAP) (a)                     81.2%         79.5%      88.1%

      Expense Ratio:
            GAAP                                   17.9%         20.0%      19.4%
            SAP                                    17.2%         17.6%      17.5%
            Industry (SAP) (a)                     27.2%         27.4%      27.6%

      Combined Ratio (b):
            GAAP                                   99.1%         96.9%     101.7%
            SAP                                    98.8%         93.7%     102.8%
            Industry (SAP) (a)                    108.4%        106.9%     115.7%

      _______________

      (a)   Source:  Best Week Property/Casualty Supplement, April 3, 1995 Release
            2, with respect to 1994 and Best's Aggregates & Averages,
            Property/Casualty, 1994 Edition with respect to 1993 and 1992.  Industry combined ratios may not be fully comparable as a result of, among other things, differences in geographical concentration and in the mix of property and casualty insurance products.

      (b)   For 1993, the difference in the treatment of certain costs for GAAP and
            SAP purposes was a principal reason for the difference between the GAAP
            Combined Ratio and the SAP Combined Ratio.  For 1992, the results of certain accident and health insurance business, which are reflected in the SAP Combined Ratio but are not reflected in the GAAP Combined Ratio, included a non-recurring income item which reduced the SAP Combined
            Ratio.  In addition, in 1992 certain income credits were recognized only for GAAP purposes.


         Based on published reports, the Colonial Penn P&C Group's SAP Expense Ratios for 1994 and 1993 are among the lowest in the industry.

         The Colonial Penn P&C Group

         The Colonial Penn P&C Group's primary business is providing private passenger automobile and homeowners insurance coverage to the mature adult population. As of December 31, 1994, the Group had approximately 352,000 voluntary auto policies in force. Substantially all of the Group's policies are written for a one-year period. However, in many states CPI and Franklin offer a "guaranteed lifetime protection" provision to certain qualifying policyholders that ensures their policies will be renewed at rates then in effect for their classification.

         The Colonial Penn P&C Group primarily markets its insurance products to the standard and preferred risk market segments through direct response marketing methods. Direct response marketing includes any form of marketing in which a company and a customer deal directly with each other, rather than through an insurance agent. The Colonial Penn P&C Group has become a low cost provider of its products to its niche markets, enabling it to charge competitive rates. Since acquisition of the Colonial Penn P&C Group in 1991, the Company has substantially reduced the Group's marketing expenses, which the Company did not believe were justified by prior operating results, and also refined its marketing efforts. This strategy has resulted in a decrease in policies in force; however, the rate of decline has slowed in each year since acquisition. The Company believes that new business generated in 1995 will exceed lapsed premiums, although there can be no assurance that this will be achieved.

         In recent years, the Colonial Penn P&C Group has acquired blocks of private passenger automobile assigned risk business from other insurance companies. In addition to the premiums paid by policyholders, the Group also receives fee income from the insurance company from which the business was acquired. The Group's low expense ratio enables it to offer competitive rates for this business. The Colonial Penn P&C Group currently has contracts in force covering approximately $100,000,000 of annualized written premiums.

         Net earned premiums for the Colonial Penn P&C Group for the year ended December 31, 1994 were concentrated in the states listed below:



                                      Percentage of Net
                                       Earned Premiums

      State                     Automobile(1)      Homeowners
      -----                     -------------      ----------
      California (2)                 19%                15%
      Florida                        17                 26
      New York                       13                 11
      Connecticut                     7                  4
      Arizona                         7                  6
      Pennsylvania                    4                  6
      All others                     33                 32
                                    ---                ---
          Total                     100%               100%
                                    ===                ===

      ______________

      (1)   Excludes net earned premiums related to acquired assigned risk business described above and mandatory assumed risk business, which generally relates to the amount of writings in the applicable state.

      (2) For a discussion of the impact of legislation relating to California property and casualty operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Annual Report.


         Prior to the Company's acquisition of Colonial Penn, CPI wrote as primary insurer or as a reinsurer a variety of diverse commercial property and casualty insurance business known as "Special Risks." The nature of most of this insurance, which was not written after 1988, involves exposures which can be expected to develop over a relatively long period of time before a definitive determination of ultimate losses and loss adjustment expenses can be established and the relevant reinsurance collected. Although losses with respect to this block of business are particularly difficult to predict accurately, the Company believes, based in part upon a recently completed independent actuarial review, that it has recorded adequate reserves as of December 31, 1994 ($63,700,000, before reinsurance).

         The Empire Group

         The Empire Group provides personal insurance coverage to automobile owners and homeowners and commercial insurance for residential real estate, restaurants, retail establishments, taxicabs (both medallion and radio-controlled) and several types of service contractors.

         For the years ended December 31, 1994, 1993 and 1992, net earned premiums and commissions for the Empire Group were $299,200,000, $259,400,000 and $243,100,000, respectively. Substantially all of the Empire Group policies are written in New York for a one-year period. The Empire Group is licensed in New York to write all lines of insurance that may be written by a property and casualty insurer, except residual value, credit, unemployment, animal and marine protection and indemnity insurance and ocean marine insurance.

         As is true with the Company's other insurance subsidiaries, the Empire Group's marketing strategy emphasizes profitability rather than volume. The voluntary business of the Empire Group is produced through general agents, local agents and insurance brokers, who are compensated for their services by payment of commissions on the premiums they generate. There are five general agents, one of which is owned by Empire, and approximately 400 local agents and insurance brokers presently acting under agreements with the Empire Group.
     These agents and brokers also represent other competing insurance companies.

         Like the Colonial Penn P&C Group, the Empire Group also has acquired blocks of private passenger automobile and commercial automobile assigned risk business from other insurance companies. The Empire Group currently has contracts in force covering approximately $100,000,000 of annualized written premiums. In addition, the Empire Group receives a fee as a "servicing carrier," providing administrative services, including claims processing, underwriting and collection activities, for the New York Public Automobile Pool. This latter arrangement does not involve the assumption of any material underwriting risk by the Empire Group.

         Losses and Loss Adjustment Expenses

         Liabilities for unpaid losses, which are not discounted (except for certain workers' compensation liabilities), and loss adjustment expenses ("LAE") are determined using case-basis evaluations, statistical analyses and estimates for salvage and subrogation recoverable and represent estimates of the ultimate claim costs of all unpaid losses and LAE. Liabilities include a provision for losses which have occurred but have not yet been reported. These estimates are subject to the effect of trends in future claim severity and frequency experience. Adjustments to such estimates are made from time to time due to changes in loss experience and are reflected in current earnings.

         The Company's property and casualty insurance subsidiaries rely upon standard actuarial ultimate loss projection techniques to obtain estimates of liabilities for losses and LAE. These projections include the extrapolation of both losses paid and incurred by business line and accident year and implicitly consider the impact of inflation and claims settlement patterns upon ultimate claim costs based upon historical patterns. In addition, methods based upon average loss costs, reported claim counts and pure premiums are reviewed in order to obtain a consistent range of estimates for setting the reserve levels. For further input, loss reserve committees periodically review changes in operations in pertinent areas including underwriting standards, product mix, claims management and legal climate.

         In the following table, the liability for losses and LAE of the Company's property and casualty insurance subsidiaries are reconciled for each of the three years ended December 31, 1994. Included therein are current year data and prior year development.


                           RECONCILIATION OF LIABILITY FOR LOSSES AND
                                    LOSS ADJUSTMENT EXPENSES

                                          1994           1993            1992
                                          ----           ----            ----
                                                    (In thousands)
      Net liability for losses
        and LAE at
        beginning of year (a)         $  889,082      $  904,326       $938,384
                                      ----------      ----------       --------
      Provision for losses and
        LAE for claims occurring
        in the current year              679,377         624,048        619,691
      Decrease in estimated
        losses and LAE for
        claims occurring in
        prior years                      (71,484)        (84,382)       (41,912)
                                      ----------      ----------       --------
      Total incurred losses
        and LAE                          607,893         539,666        577,779
                                      ----------      ----------       --------
      Reclassification of
        uncollectible
        reinsurance reserves
        due to commutations-
        prior years                       15,528            -              -
                                      ----------      ----------       --------
      Losses and LAE payments for
        claims occurring during:
        Current year                     259,295         236,369        239,055
        Prior years                      329,303         318,541        372,782
                                      ----------      ----------       --------
                                         588,598         554,910        611,837
                                      ----------      ----------       --------
                                         923,905         889,082        904,326

      Reserve deducted above for
        reinsurance not considered
        collectible                       26,547          41,065         34,273
                                      ----------      ----------       --------
                                         950,452         930,147        938,599
      Reinsurance
        recoverable (b)                  117,566         121,721           -
                                      ----------      ----------       --------
      Liability for losses and
        LAE at end of year as
        reported in financial
        statements                    $1,068,018      $1,051,868       $938,599
                                      ==========      ==========       ========

      _____________

      (a)   The liability for losses and LAE at January 1, 1992 excludes approximately
            $41,998,000 of reinsurance not considered collectible.

      (b) For 1992, liability for losses and LAE is shown net of reinsurance recoverable.


         The Company's property and casualty insurance subsidiaries' liability for losses and LAE as of December 31, 1994 was $933,033,000 determined in accordance with SAP and $1,068,018,000 determined in accordance with GAAP. The difference principally relates to liabilities assumed by reinsurers, which are not deducted from GAAP liabilities ($144,113,000), reduced by $4,035,000, net, included in accounts other than property and casualty loss reserves for GAAP and $5,093,000 for salvage and subrogation.

         The tables below present the development of balance sheet liabilities from 1984 through 1994 and include periods prior to acquisition for the Empire Group and the Colonial Penn P&C Group. Because of substantial differences in the development of reserves of the Empire Group and the Colonial Penn P&C Group, loss and LAE development data is presented separately for each group. The liability line at the top of each table indicates the estimated liability for unpaid losses and LAE recorded as of the dates indicated. The middle section of the table shows the re-estimated amount of the previously recorded liability based on experience as of the end of each succeeding year. As more information becomes available and claims are settled, the estimated liabilities are adjusted upward or downward with the effect of decreasing or increasing net income at the time of adjustment. The lower section of the table shows the cumulative amount paid with respect to the previously recorded liability as of the end of each succeeding year.

         The "cumulative redundancy (deficiency)" represents the aggregate change in the estimates over all prior years. For example, the initial 1984 liability estimate indicated on the Empire Group table ($156,434,000) has been re-estimated during the course of the succeeding ten years, resulting in a re-estimated liability at December 31, 1994 of $140,989,000, or a redundancy of $15,445,000. If the re-estimated liability exceeded the liability initially established, a cumulative deficiency would be indicated. The cumulative deficiencies reflected in the Colonial Penn P&C Group table are for periods prior to the Company's acquisition of that Group. The Company believes that the Colonial Penn P&C Group's conservatism and improved claims management procedures since acquisition in 1991 have contributed significantly to the creation of the redundancies included in its table below.

         In evaluating this information, it should be noted that each amount shown for "cumulative redundancy (deficiency)" includes the effects of all changes in amounts for prior periods. For example, the amount of the redundancy (deficiency) related to losses settled in 1988, but incurred in 1984, will be included in the cumulative redundancy (deficiency) amount for 1984, 1985, 1986 and 1987. This table is not intended to and does not present accident or policy year loss and LAE development data. Conditions and trends that have affected development of the liability in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on these tables.


ANALYSIS OF LOSS AND LOSS ADJUSTMENT EXPENSE DEVELOPMENT (THE EMPIRE GROUP)

                                                             Year Ended December 31,
                    -------------------------------------------------------------------------------------------------------------
                       1984     1985      1986     1987      1988     1989      1990      1991     1992      1993       1994
                       ----     ----      ----     ----      ----     ----      ----      ----     ----      ----       ----
                                                                   (In thousands)
Liability for
 Unpaid Losses and
 Loss Adjustment
 Expenses            $156,434  $165,713 $182,133  $206,709 $222,814  $235,223  $251,401 $280,679 $322,516  $353,917     $406,695

Liability
 Re-estimated
 as of:
One Year Later       $142,474  $160,728 $180,975  $198,384 $213,671  $227,832  $249,492 $280,020 $321,954  $344,156     $   -
Two Years Later       144,504   162,962  175,305   194,530  206,088   217,432   245,141  277,866  324,262
Three Years Later     143,635   156,870  170,152   188,843  198,500   212,649   243,849  284,052
Four Years Later      139,113   157,001  168,574   184,564  194,324   211,859   247,314
Five Years Later      139,441   155,413  165,717   181,990  196,070   211,952
Six Years Later       139,584   154,045  164,487   183,015  196,646
Seven Years Later     139,435   154,151  166,266   183,082
Eight Years Later     139,741   155,727  165,953
Nine Years Later      141,054   155,411
Ten Years Later       140,989

Cumulative
  Redundancy         $ 15,445  $ 10,302 $ 16,180  $ 23,627 $ 26,168  $ 23,271  $ 4,087 $ (3,373) $ (1,746) $  9,761     $   -
  (Deficiency)       ========  ======== ========  ======== ========  ========  ======= ========  ========  ========     =========

Cumulative Amount
 of Liability
 Paid Through:
One Year Later       $ 44,056  $ 51,795 $ 54,359  $ 60,446 $ 64,140  $ 65,822  $ 78,954 $ 89,559 $113,226  $116,986     $   -
Two Years Later        74,265    83,249   88,770    97,627  101,206   109,479   126,908  150,043  182,250
Three Years Later      95,527   106,348  114,322   123,092  131,705   140,916   167,330  197,848
Four Years Later      110,368   123,275  130,433   142,910  152,330   166,023   196,099
Five Years Later      120,479   132,618  141,346   155,786  168,117   182,001
Six Years Later       126,094   139,276  149,079   164,213  178,095
Seven Years Later     130,015   143,926  153,681   170,215
Eight Years Later     132,600   146,840  157,332
Nine Years Later      134,881   149,645
Ten Years Later       137,100

Gross Liability -
  End of Year                                                                                              $391,829     $451,442
Reinsurance                                                                                                  37,912       44,747
                                                                                                           --------     --------
Net Liability -
  End of Year as
  Shown Above                                                                                              $353,917     $406,695
                                                                                                           ========     ========
Gross Re-estimated
  Liability - Latest                                                                                       $393,045

Re-estimated
  Reinsurance - Latest                                                                                       48,889
                                                                                                           --------
Net Re-estimated
  Liability - Latest                                                                                       $344,156
                                                                                                           ========
Gross Cumulative
  Deficiency                                                                                               $ (1,216)
                                                                                                           ========

/TABLE


ANALYSIS OF LOSS AND LOSS ADJUSTMENT EXPENSE DEVELOPMENT (THE COLONIAL PENN P&C GROUP)

                                                               Year Ended December 31,
                     -----------------------------------------------------------------------------------------------------------
                        1984     1985      1986      1987      1988      1989      1990      1991     1992     1993     1994
                        ----     ----      ----      ----      ----      ----      ----      ----     ----     ----     ----
                                                                   (In thousands)
Liability for
  Unpaid Losses and
  Loss Adjustment
  Expenses           $215,200 $217,000  $324,700  $386,200  $ 410,500  $ 448,800  $626,300  $657,700  $581,810 $535,165  $517,210

Liability
  Re-estimated
  as of:
One Year Later       $193,200 $236,500  $352,600  $389,900  $ 445,600  $ 555,900  $659,800  $616,400  $497,994 $473,442  $   -
Two Years Later       198,800  245,900   340,600   409,000    506,800    588,600   619,600   574,000   463,885
Three Years Later     203,500  241,600   338,700   443,700    535,600    563,800   614,000   555,800
Four Years Later      200,000  248,100   359,400   467,300    522,800    565,800   605,900
Five Years Later      197,100  231,200   384,000   459,400    526,700    562,900
Six Years Later       193,500  257,600   375,700   464,700    526,200
Seven Years Later     199,200  250,800   381,300   465,300
Eight Years Later     201,100  255,900   384,900
Nine Years Later      202,900  261,700
Ten Years Later       206,900

Cumulative
  Redundancy
  (Deficiency)       $  8,300 $(44,700) $(60,200) $(79,100) $(115,700) $(114,100) $ 20,400  $101,900  $117,925 $ 61,723  $   -
                     ======== ========  ========  ========  =========  =========  ========  ========  ======== ========  ========


Cumulative Amount
  of Liability
  Paid Through:
One Year Later       $105,500 $126,200  $177,100  $207,700  $ 243,300  $ 258,500  $279,300  $283,200  $205,200 $212,317  $   -
Two Years Later       156,600  178,500   249,800   304,000    353,300    387,500   432,500   390,100   317,492
Three Years Later     177,500  208,600   288,700   356,800    419,900    467,500   492,900   461,000
Four Years Later      187,600  227,600   313,700   393,100    462,200    496,400   536,500
Five Years Later      195,600  213,100   332,700   416,800    476,400    523,400
Six Years Later       187,000  223,000   343,600   425,500    496,900
Seven Years Later     190,800  227,800   349,200   441,800
Eight Years Later     192,700  231,100   366,000
Nine Years Later      194,400  245,800
Ten Years Later       203,200

Gross Liability -
  End of Year                                                                                                  $660,039  $616,576
Reinsurance                                                                                                     124,874    99,366
                                                                                                               --------  --------
Net Liability -
  End of Year as
  Shown Above                                                                                                  $535,165  $517,210
                                                                                                               ========  ========
Gross Re-estimated
  Liability - Latest                                                                                           $592,052

Re-estimated
  Reinsurance - Latest                                                                                          118,610
                                                                                                               --------
Net Re-estimated
  Liability - Latest                                                                                           $473,442
                                                                                                               ========
Gross Cumulative
  Redundancy                                                                                                   $ 67,987
                                                                                                               ========

     LIFE INSURANCE

         The principal life insurance products offered during the three year period ended December 31, 1994 were "Graded Benefit Life" and variable annuity products. The Company profitably increased sales of these products in 1994 and continues to explore the development of other new products for its niche markets. Through its various subsidiaries, the Company is licensed in all 50 states, the District of Columbia, Puerto Rico, Guam and the U.S. Virgin Islands and generally sells its products throughout most of the United States. Total direct life insurance in force as of December 31, 1994 was $2.3 billion.

         The following table reflects premium receipts on variable annuity and other investment oriented products and premiums earned on other life and health insurance products. Variable annuity and other investment oriented product premium receipts are not recorded as revenue under GAAP but are recorded in a manner similar to a deposit, and are included below.

                                                Year Ended December 31,
                                      ----------------------------------------
                                         1994           1993           1992
                                         ----           ----           ----
                                                   (In thousands)
      Graded Benefit Life              $113,678      $109,838        $109,552
      Variable Annuity                   98,557        81,484          58,207
      Other Investment
        Oriented Products                 9,523         6,828           9,828
      Agent-sold Medicare
        Supplement Products (1)          35,967        47,364          62,724
      Other Health Products              16,225        18,992          22,367
      Other                               2,629           495           1,847
                                       --------      --------        --------
         Total (2)                     $276,579      $265,001        $264,525
                                       ========      ========        ========

      __________________

      (1) Effective December 31, 1992, the Company ceased marketing Medicare Supplement products through agents.

      (2)   Excludes premium receipts (refunds) in 1993 and 1992 of ($1,655,000) and
            $28,745,000, respectively, on reinsurance of certain ordinary life policies and group life and health insurance contracts underwritten by other insurance companies and assumed by the life insurance subsidiaries.

         Life and Health Insurance Products

         Graded Benefit Life. "Graded Benefit Life" is a guaranteed-issue product. These modified-benefit, whole life policies are offered on an individual basis primarily to persons age 50 to 80, principally in face amounts of $350 to $10,000, without medical examination or evidence of insurability. Premiums are paid as frequently as monthly. Benefits paid are less than the face amount of the policy during the first two years, except in cases of accidental death. Graded Benefit Life is marketed using direct response marketing techniques. New policyholder leads are generated primarily from television advertisements. The Company intends to continue to concentrate its marketing efforts towards soliciting new policyholders where the cost is justified, upgrading existing policyholders' policy packages and obtaining referrals from existing policyholders.

         Investment Oriented Products. The principal investment oriented product offered is a no-load variable annuity ("VA") product. The VA product is marketed as an investment vehicle to individuals seeking to defer, for federal income tax purposes, the annual increase in their account balance. Premiums from this VA product either are invested at the policyholders' election in unaffiliated mutual funds where the policyholder bears the entire investment risk or in a fixed account where the funds earn interest at rates determined by the Company. The Company's VA product is currently marketed in conjunction with Scudder, Stevens and Clark, a mutual fund manager.

         Medicare Supplement Products. In 1992, the Company decided to discontinue actively marketing Medicare supplement products due to increased competition in this market. The increased competition resulted from federal and state regulation that mandated standardization of such products. The Company does continue to offer, on a profitable basis, renewals of its non-standardized products to existing policyholders. The Company expects its renewals of these products will continue to decline in the future.

     INSURANCE OPERATIONS - GENERAL

         Investments

         Investment activities represent a significant part of the Company's insurance related revenues and profitability. Investments are managed by the Company's investment advisors under the direction of, and upon consultation with, the Company's several investment committees.

         The Company's insurance subsidiaries have a diversified investment portfolio of securities, substantially all of which are rated "investment grade" by Moody's and/or S&P or issued or guaranteed by the U.S. Treasury or by governmental agencies. The Company's insurance subsidiaries do not generally invest in less than "investment grade" or "non-rated" securities, real estate or mortgages, although from time to time they may make such investments in amounts not expected to be material. In 1994's rising interest rate environment, the Company's primary goal was to preserve investment capital.

         The composition of the Company's insurance subsidiaries' investment portfolio as of December 31, 1994 and 1993 was as follows:


                                                                PROPERTY AND CASUALTY             LIFE AND HEALTH
                                                                ---------------------          ---------------------
                                                                1994             1993           1994         1993
                                                                ----             ----           ----         ----
                                                                               (Dollars in thousands)
        Bonds and notes:
          U.S. Government and agencies                            73%              75%            77%          75%
          Rated investment grade                                  23               22             16           19
          Non rated - other                                       -                -               1            1
          Rated less than investment grade                        1                -               1            -
        Policyholder loans                                        -                -               2            2
        Equity securities                                         1                1               1            1
        Other, principally accrued interest                       2                2               2            2
                                                                ---              ---             ---          ---
                 Total                                          100 %            100 %          100%          100%
                                                                ===              ===            ===           ===
        Estimated average yield to maturity
          of bonds and notes (a)                                6.5 %            6.2 %           6.2%         6.2%
        Estimated average remaining life of bonds
          and notes (a)                                       3.5 yrs.         4.5 yrs.       3.9 yrs.      5.1 yrs.
        Carrying value of investment portfolio               $1,603,083       $1,650,085      $772,137      $779,739
        Market value of investment portfolio                 $1,602,242       $1,651,411      $771,553      $780,867

        _________________

        (a)      Excludes trading securities, which are not significant.

         Reinsurance

         Reinsurance is obtained for investment oriented products for face amounts in excess of $500,000 per life. The life insurance subsidiaries generally do not obtain reinsurance for the Graded Benefit Life products because these policies generally have a low face amount. The Colonial Penn P&C Group obtained reinsurance for casualty risks in excess of $2,000,000 in 1995, 1994 and 1993, although most Colonial Penn P&C Group automobile policies do not have policy limits in excess of $100,000 per risk and $300,000 per accident. The Empire Group's maximum retained limit for workers' compensation was $500,000 since July 1, 1992 and $200,000 from January 1, 1992 through June 30, 1992; for other property and casualty lines, the Empire Group's maximum retained limit was $225,000 for 1995, 1994 and 1993 and $175,000 for 1992.

         Additionally, the Company's property and casualty insurance subsidiaries have entered into certain excess of loss and catastrophe treaties to protect against certain losses. The Colonial Penn P&C Group's retention of lower level losses in such treaties was $11,000,000 in 1994 and 1993, and $4,000,000 in 1992. Although the
     Group has completed its 1995 reinsurance program at acceptable upper loss limits, it was unable to obtain 1994 levels of deductibility at reasonable cost. Accordingly, the Group's retention of lower level losses was increased to $15,000,000. The Empire Group's retention of lower level losses in such treaties was $3,000,000 for 1995, 1994 and 1993, and $1,750,000 for 1992.

         Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policy liability, it does make the assuming reinsurer liable to the insurer to the extent
     of the reinsurance ceded.   The Company's reinsurance generally has
     been placed with certain of the largest reinsurance companies, including (with their respective Best ratings) General Reinsurance Corporation (A++), Lincoln National Life Insurance Co. (A+) and Munich American Reinsurance Company (A++), each of which the Company believes to be financially capable of meeting its respective obligations. However, to the extent that any reinsuring company is unable to meet its obligations, the Company's insurance subsidiaries would be liable for the reinsured risks. The Company has established reserves, which the Company believes are adequate, for any nonrecoverable reinsurance.

         Government Regulation

         Insurance companies are subject to detailed regulation and supervision in the states in which they transact business. Such regulation pertains to matters such as approving policy forms and various premium rates, minimum reserves and loss ratio requirements, the type and amount of investments, minimum capital and surplus requirements, granting and revoking licenses to transact business, levels of operations and regulating trade practices. The majority of the Company's property and casualty insurance operations are in states requiring prior approval by regulators before proposed rates may be implemented. Certain states have indicated that they may change the bases (e.g., age, sex and geographic location) on which rates traditionally have been established. Rates proposed for life insurance generally become effective immediately upon filing. Insurance companies are required to file detailed annual reports with the supervisory agencies in each of the states in which they do business, and are subject to examination by such agencies at any time. Increased regulation of insurance companies at the state level and new regulation at the federal level is possible, although the Company cannot predict the nature or extent of any such regulation or what impact it would have on the Company's operations.

         The National Association of Insurance Commissioners ("NAIC") has adopted model laws incorporating the concept of a "risk based capital" ("RBC") requirement for insurance companies. Generally, the RBC formula is designed to measure the adequacy of an insurer's statutory capital in relation to the risks inherent in its business. The RBC formula is used by the states as an early warning tool to identify weakly capitalized companies for the purpose of initiating regulatory action. Each of the Company's insurance subsidiaries' RBC ratio as of December 31, 1994 substantially exceeded minimum requirements.

         The NAIC also has adopted various ratios for insurance companies which, in addition to the RBC ratio, are designed to serve as a tool to assist state regulators in discovering potential weakly capitalized companies or companies with unusual trends. Generally, insurance companies having three or more of such ratios outside their "normal" range may be designated as requiring regulatory attention. Charter had four "other than normal" NAIC ratios for the year ended December 31, 1994, three of which related to either the 1993 reinsurance of a block of life insurance business described under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Annual Report or Charter's investment in its insurance subsidiaries. The Company believes that there are no underlying problems or weaknesses at Charter and that it is unlikely that material adverse regulatory action will be taken.

         On November 8, 1988, California voters passed Proposition 103, an insurance initiative that requires, among other things, a 20% rollback in insurance rates for policies written or renewed during the twelve month period beginning November 8, 1988. In November 1994, the Colonial Penn P&C Group received an order requiring it to refund $35,300,000, plus $21,700,000 of interest as its rollback obligation. The Colonial Penn P&C Group disagrees with the calculation of the assessment. The Company believes that the ultimate resolution of this matter will not have a material adverse effect on the Company's financial condition or results of operations and will not exceed reserves established in prior years. For a discussion of recent developments with respect to Proposition 103, see "The Company-Recent Developments."

         The Company's insurance subsidiaries are members of state insurance funds which provide certain protection to policyholders of insolvent insurers doing business in those states. Due to insolvencies of certain insurers in recent years, the Company's insurance subsidiaries have been assessed certain amounts which have not been material and are likely to be assessed additional amounts by state insurance funds. The Company believes that it has provided for all anticipated assessments and that any additional assessments will not have a material adverse effect on the Company's financial condition or results of operations.

                               BANKING AND LENDING

         The Company's banking and lending operations primarily are conducted through American Investment Bank, N.A. ("AIB"), its national bank subsidiary, American Investment Financial ("AIF"), an industrial loan corporation, and Transportation Capital Corp. ("TCC"), a small business investment company. AIB and AIF take money market and other non-demand deposits that are eligible for insurance provided by the FDIC. At December 31, 1994, AIB and AIF had deposits of $179,888,000 compared to $173,365,000 at December 31, 1993. AIB and AIF currently have several deposit-taking and lending facilities in the Salt Lake City area. TCC makes collateralized loans to operators of medallion taxicabs and limousines.

         At December 31, 1994, the Company's consolidated banking and lending operations had outstanding loans (net of unearned finance charges) of $264,196,000 compared to $205,744,000 at December 31, 1993. At December 31, 1994, 49% were loans to individuals generally collateralized by automobiles; 22% were unsecured loans to individuals acquired from others in connection with investments in limited partnerships; 23% were unsecured loans to executives and professionals; 4% were loans to small business concerns collateralized principally by taxicab medallions and other personal property; and 2% were instalment loans to consumers, substantially all of which were collateralized by real or personal property.

         It is the Company's policy to charge to income an allowance for losses which, based upon management's analysis of numerous factors, including current economic trends, aging of the loan portfolio and historical loss experience, is deemed adequate to cover reasonably expected losses on outstanding loans. At December 31, 1994, the allowance for loan losses for the Company's entire loan portfolio was $12,308,000 or 4.7% of the net outstanding loans, compared to $8,341,000 or 4.1% of net outstanding loans at December 31, 1993.

         The funds generated by the deposits are primarily used to make instalment loans, including collateralized personal automobile loans to individuals who have difficulty in obtaining credit. These automobile loans are made at interest rates above those charged to individuals with good credit histories. In determining which individuals qualify for these loans, the Company takes into account a number of highly selective criteria with respect to the individual as well as the collateral to attempt to minimize the number of defaults. Additionally, the Company closely monitors these loans and takes prompt possession of the collateral in the event of a default. For the three year period ended December 31, 1994, the Company generated $182,448,000 of these loans ($101,000,000 during 1994). At December
     31, 1994, the allowance for loan losses for this portfolio was $7,771,000 or 6% of net outstanding loans; actual loss experience has been 1.7% per year of average outstanding loans. The Company is satisfied with the results of this loan portfolio and believes that there is an opportunity for continued growth in this niche market. See "Management's Discussion and Analysis of Financial Condition and Results of Interim Operations."

         The Company's lending operations compete with banks, savings and loan associations, credit unions, credit card issuers and consumer finance companies, many of which are able to offer financial services on very competitive terms. Additionally, substantial national financial services networks have been formed by major brokerage firms, insurance companies, retailers and bank holding companies. Some competitors have substantial local market positions; others are part of large, diversified organizations.

         The Company's principal lending operations are subject to detailed supervision by state authorities, as well as federal regulation pursuant to the Federal Consumer Credit Protection Act and regulations promulgated by the Federal Trade Commission. The Company's banking operations are subject to federal and state regulation and supervision by, among others, the Office of the Comptroller of the Currency (the "OCC"), the FDIC and the State of Utah. AIB's primary federal regulator is the OCC, while the primary federal regulator for AIF is the FDIC.

         The Competitive Equality Banking Act of 1987 ("CEBA") places certain restrictions on the operations and growth of AIB and restricts further acquisitions of banks and savings institutions by the Company. CEBA does not restrict the growth of AIF as currently operated.

                                 TRADING STAMPS

         The Company's trading stamp business is conducted by The Sperry and Hutchinson Company, Inc. ("S&H"). S&H distributes Green Stamps to retailers under license agreements that give the retailer an exclusive franchise for a particular category of retail establishment in a particular geographic area. Customers of participating retailers receive Green Stamps when they purchase goods and services.

         Since 1969, when annual sales for the trading stamp industry as a whole peaked, sales for both the industry and S&H have been declining. The Company expects that this declining trend in trading stamp sales will continue. The Company has attempted, but has not succeeded in, developing new uses for its trading stamp business.

         When trading stamps are sold, S&H receives cash and accrues as a liability the estimated obligation to deliver merchandise and/or cash associated with those stamps. Demands for redemption generally occur over a considerable period of time. The loss of customers usually results in an acceleration of redemptions and requires the expenditure of available funds to provide the merchandise and/or cash required for such redemptions.

         The Company's trading stamp business competes with other incentive companies and other forms of promotional and merchandising techniques. Retail establishments, for example, frequently utilize store coupons, special advertising programs, games, extra services and related programs.

                                  MANUFACTURING

         The Company's manufacturing operations consist primarily of the manufacture of bathroom vanities and related products for the "do-it-yourself" market, and padding, absorbent, erosion control and proprietary plastic netting products for various industrial and agricultural markets.

         Bathroom vanities and related products are sold through manufacturers' representatives, primarily to home improvement centers. Principally due to operating inefficiencies and pricing pressures, this division has not operated profitably in recent years. In
     1994, the Company commenced a restructuring program to reevaluate and reduce its existing product lines, to review the manufacturing process and to reduce overhead. The Company is unable to predict if this division's restructuring efforts will result in a return to profitability.

         The fibers and plastics divisions manufacture and market padding, absorbent and erosion control products, which may be reinforced with plastic netting, for the furniture, automotive, erosion control and maintenance industries and thermoplastic netting used for a variety of purposes including, among other things, construction, packaging, agriculture, carpet backing and filtration.

         The manufacturing operations are subject to a high degree of competition, generally on the basis of price, service and quality. Additionally, these manufacturing operations are dependent on cyclical industries, including the construction and automobile industries. Through its various manufacturing divisions, the Company holds patents on certain improvements to the basic manufacturing processes and on applications thereof. The Company believes that the expiration of these patents, individually or in the aggregate, is unlikely to have a material effect on manufacturing operations.

                        OTHER OPERATIONS AND INVESTMENTS

         In April 1994, the Company acquired a 30% interest in Caja de Ahorro y Seguro S.A. ("Caja") from the government of Argentina for a preliminary purchase price of approximately $46,000,000, including costs. Caja is a holding company whose subsidiaries are engaged in property and casualty insurance, life insurance and banking in Argentina. The preliminary purchase price is subject to adjustment based upon the reduction in Caja's net assets from December 31, 1993 to the acquisition date. Amounts included in the Company's results of operations for Caja since acquisition have not been material.

         A subsidiary of the Company is a partner in The Jordan Company and Jordan/Zalaznick Capital Company. These partnerships each specialize in structuring leveraged buyouts in which the partners are given the opportunity to become equity participants. John W. Jordan II, a former director of the Company, is the managing partner of the two partnerships. Since 1982, the Company has invested an aggregate of $29,147,000 in these partnerships and related companies and, through December 31, 1994, has received approximately $69,728,000 (consisting of cash, interest bearing notes and other receivables) relating to the disposition of investments and management and other fees. At December 31, 1994, through these partnerships, the Company had interests in an aggregate of 16 companies (the "Jordan Associated Companies"), which are carried in the Company's consolidated financial statements at $12,270,000. The Jordan Associated Companies include JII, Carmike and Jones.

         Certain subsidiaries of the Company remain under the control of the Wisconsin Insurance Commissioner as a result of rehabilitation or liquidation proceedings initiated prior to their acquisition by the Company. The Company believes only two of these subsidiaries have any residual value to the Company. The Company estimates that the fair value of the net tangible assets of these subsidiaries is approximately $34,000,000 in excess of their recorded carrying value at December 31, 1994. Although the Company expects to receive these assets, the Company is unable to predict when these subsidiaries will be returned to its control.

         In 1994, the Company expanded its real estate investments by acquiring a 615,000 square foot office building located near Grand Central Terminal in New York City, and two luxury residential condominium towers in downtown San Diego, California. The New York City office building, which was purchased for $50,800,000, has 355,000 square feet of contiguous space available for occupancy. After certain improvements to the building are completed, the Company intends to lease the available space. The San Diego towers were acquired for $42,000,000 through the Company's acquisition of HSD Venture. HSD Venture, a California general partnership that had been in reorganization proceedings under chapter 11 of the Bankruptcy Code, is the developer and owner of the towers, which include 202 residential units, 180 of which are for sale, and 42,000 square feet of retail space.

                                   MANAGEMENT

     DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

          The directors and executive officers of the Company are as follows:




                 NAME                          AGE         POSITION WITH LEUCADIA            OFFICE HELD SINCE
                 ----                          ---         ----------------------            -----------------
        Ian M. Cumming                          55         Director and Chairman             June 1978
                                                             of the Board
        Joseph S. Steinberg                     51         Director and President            December 1978;
                                                                                               January 1979
        Paul M. Dougan                          57         Director                          May 1985
        Lawrence D. Glaubinger                  69         Director                          May 1979
        James E. Jordan                         51         Director                          February 1981
        Jesse Clyde Nichols, III                55         Director                          June 1978
        Thomas E. Mara                          49         Executive Vice President          May 1980;
                                                             and Treasurer                     January 1993
        Lawrence S. Hershfield                  38         Executive Vice President          July 1993
        Joseph A. Orlando                       39         Vice President and                January 1994;
                                                             Comptroller                       March 1994
        Paul J. Borden                          46         Vice President                    August 1988
        Mark Hornstein                          47         Vice President                    July 1983
        Ruth Klindtworth                        60         Secretary and Vice President-     February 1976;
                                                             Corporate Administrator          January 1990
        David K. Sherman                        30         Vice President                    August 1992


          Mr. Cumming has served as a director and Chairman of the Board of the Company since June 1978. In addition, he has served as a director of Allcity, since February 1988 and as a director of MK Gold since June 1995. Mr. Cumming has also been a director of Skywest, Inc., a Utah-based regional air carrier, since June 1986.

          Mr. Steinberg has served as a director of the Company since December 1978 and as President of the Company since January 1979. In addition, he has served as a director of Allcity since February 1988, as a director of JII, which owns and manages manufacturing companies, since June 1988, and as a director of MK Gold since June 1995.

          Mr. Dougan has served as a director of the Company since May 1985. He has been a director and President and Chief Executive Officer of Equity Oil Company ("Equity Oil"), a company engaged in oil and gas exploration and production, since January 1994. Prior thereto, he served as corporate secretary and manager of corporate development of Equity Oil since May 1968.

          Mr. Glaubinger has served as a director of the Company since May 1979. He has been Chairman of the Board of Stern & Stern, Inc., a company primarily engaged in the manufacture and sale of textiles, since November 1977. He has also been President of Lawrence Economic Consulting Inc., a management consulting firm, since January 1977. Mr. Glaubinger is a director of Marisa Christina Inc., an importer of women's clothing.

          Mr. Jordan has served as a director of the Company since February 1981. Since October 1986, he has been President of The William Penn Corporation ("William Penn"). William Penn, approximately 19.7% of the common stock of which is beneficially owned by the Company, is a holding company for an investment advisor to The William Penn family of mutual funds. Mr. Jordan is a director of three mutual funds in The William Penn family, Penn Square Mutual Fund, William Penn Interest Income Fund and Scottish Widows International Fund, and a director of MCIT PLC, a British investment trust company.

          Mr. Nichols has served as a director of the Company since June 1978. He has been President, since May 1974, of Nichols Industries, Inc., a holding company engaged, through subsidiaries, in manufacturing.

          Mr. Mara joined the Company in April 1977 and was elected Vice President of the Company in May 1977. He has served as Executive Vice President of the Company since May 1980 and as Treasurer of the Company since January 1993. Mr. Mara also served as Treasurer of the Company from April 1981 to April 1985. In addition, he has served as a director of Allcity since October 1994.

          Mr. Hershfield has served as Executive Vice President of the Company since July 1993 and prior thereto served as Vice President of the Company since April 1990. From 1981 to April 1990, he served in a variety of executive positions, including President, with a former public subsidiary of the Company.

          Mr. Orlando, a certified public accountant, has served as Comptroller of the Company since March 1994 and as Vice President of the Company since January 1994. Mr. Orlando previously served in a variety of capacities with the Company and its subsidiaries since 1987.

          Mr. Borden joined the Company as Vice President in August 1988 and has served in a variety of other capacities with the Company and its subsidiaries.

          Mr. Hornstein joined the Company as Vice President in July 1983 and has served in a variety of other capacities with the Company and its subsidiaries.

          Ms. Klindtworth has been employed by the Company since July 1960 and was appointed Assistant Secretary in May 1973. She has served as Secretary of the Company since February 1976, as Vice President-Corporate Administrator of the Company since January 1990 and prior thereto had served as Assistant Vice President-Corporate Administrator of the Company since February 1979.

          Mr. Sherman has served as Vice President of the Company since August 1992. For the five years prior, he served in a variety of capacities with the Company and its subsidiaries.

                              SELLING SHAREHOLDERS

          The following table lists each of the Selling Shareholders, together with (i) the number of Common Shares, including the number of Common Shares issuable upon exercise of the Warrants, beneficially owned by each person, (ii) the number of Common Shares offered hereby which are issuable upon exercise of the Warrants held by each person,
     (iii) the number of Common Shares to be beneficially owned by each such person after the conclusion of this offering, and (iv) the percentage of such class to be beneficially owned by such person after conclusion of this offering.


                                                                                               After Offering
                                                              Number of Shares           -------------------------
        Name and Position                                      Offered Hereby           Number of        Percent of
        with the Company              Number of Shares          Issuable Upon             Shares           Class
           in the Past              Beneficially  Owned          Exercise of           Beneficially     Beneficially
        Three Years, if any           Before Offering           Warrants (a)              Owned           Owned (b)
        -------------------         -------------------       ----------------         -----------        ---------
        Ian M. Cumming                  5,972,961(c)(d)           690,000(e)           5,182,961(d)(f)      17.4%
        Chairman of the Board

        Annette P. Cumming                123,200(g)(h)            50,000                 73,200(h)           *
        Trustee, under Agreement
        dated January 3, 1979 for
        John Darnaby Cumming Age
        21 Trust

        Annette P. Cumming,               123,200(i)(j)            50,000                 73,200(j)           *
        Trustee, under Agreement
        dated January 3, 1979 for
        David Edward Cumming Age
        21 Trust

        John D. Cumming                     2,000(k)                2,000                      0(l)           --

        Jennifer Cumming Ruff               5,000(m)                4,000                  1,000              *

        Margaret Cumming                    4,000(n)                4,000                      0              --

        Joseph S. Steinberg             5,457,670(o)(p)(q)        794,000              4,663,670(p)(q)(r)   15.7%
        President and Director

        ______________

        *        Less than 1%.

        (a)      On August 12, 1992, following shareholder approval, the Company issued to each of Mr. Ian M. Cumming and Mr. Joseph S. Steinberg Warrants to purchase 800,000 Common Shares at an exercise price of
                 $20.1875 per share, the closing price of a Common Share on the consolidated transaction reporting system, as reported by the Dow Jones Historical Stock Quote Reporter Service on January 9, 1992, the
                 last day prior to the Board of Directors' resolution authorizing the issuance of the Warrants.

        (b)      Based on 28,188,438 Common Shares outstanding as of August 23, 1995 plus the 1,594,000 Common Shares issuable upon exercise of the Warrants held by the Selling Shareholders.  The percentage shown does not give effect to (i) the exercise of the over-allotment option, (ii) the exercise of stock options or warrants to purchase 6,000 Common Shares




                 currently outstanding, none of which are held by any of the Selling Shareholders, or (iii) the conversion of the Convertible Debentures.

        (c)      Includes (i) 36,000 Common Shares beneficially owned by Mr. Cumming's wife as to which Mr. Cumming may be deemed to be the beneficial owner, (ii) 73,200 Common Shares beneficially owned by Annette P.
                 Cumming, Trustee, under Agreement dated January 3, 1979 for John Darnaby Cumming Age 21 Trust (the
                 "JD Cumming Age 21 Trust"), a Selling Shareholder, as to which Mr. Cumming may be deemed to be the beneficial owner, (iii) 12,078 Common Shares beneficially owned by Annette P. Cumming, Trustee, under
                 Agreement dated December 1, 1992 for John Darnaby Cumming Lifetime Trust (the "JD Cumming Lifetime
                 Trust"), as to which Mr. Cumming may be deemed to be the beneficial owner, (iv) 73,200 Common Shares beneficially owned by Annette P. Cumming, Trustee, under Agreement dated January 3, 1979 for David
                 Edward Cumming Age 21 Trust (the "DE Cumming Age 21 Trust"), a Selling Shareholder, as to which Mr.
                 Cumming may be deemed to be the beneficial owner, (v) 12,078 Common Shares beneficially owned by
                 Annette P. Cumming, Trustee, under Agreement dated December 1, 1992 for David Edward Cumming Lifetime
                 Trust (the "DE Cumming Lifetime Trust"), as to which Mr. Cumming may be deemed to be the beneficial owner,  (vi) 50,000 Common Shares being offered hereby by the J. D. Cumming Age 21 Trust, which such trust currently has the right to acquire upon exercise of Warrants, as to which Mr. Cumming may be deemed to be the beneficial owner, (vii) 50,000 Common Shares being offered hereby by the D. E.
                 Cumming Age 21 Trust, which such trust currently has the right to acquire upon exercise of Warrants, as to which Mr. Cumming may be deemed to be the beneficial owner and (viii) 690,000 Common Shares being offered hereby, which Mr. Cumming currently has the right to acquire upon exercise of Warrants.

        (d)      Excludes 235,145 Common Shares that are beneficially owned by a private charitable foundation, of which
                 Mr. Cumming is a trustee and President and as to which Mr. Cumming disclaims beneficial ownership.


        (e)      Excludes 100,000 Common Shares issuable upon exercise of Warrants being offered hereunder by other
                 Selling Shareholders as to which Mr. Cumming may be deemed to be the beneficial owner.


        (f)      Includes an aggregate of 206,556 Common Shares described in clause (i) through (v) of footnote (c)
                 above.


        (g)      Includes 50,000 Common Shares being offered hereby issuable upon exercise of Warrants beneficially owned by the Selling Shareholder.


        (h)      Excludes 12,078 Common Shares beneficially owned by the JD Cumming Lifetime Trust.


        (i)      Includes 50,000 Common Shares being offered hereby issuable upon exercise of Warrants beneficially owned by the Selling Shareholder.


        (j)      Excludes 12,078 Common Shares beneficially owned by the DE Cumming Lifetime Trust.


        (k)      Consists of Common Shares being offered hereby issuable upon exercise of Warrants beneficially owned by the Selling Shareholder.  John D. Cumming is the son of Ian M. Cumming.  Excludes (i) 50,000
                 Common Shares issuable upon exercise of Warrants beneficially owned by the JD Cumming Age 21 Trust being offered hereby by such trust, (ii) 73,200 Common Shares beneficially owned by the JD Cumming
                 Age 21 Trust and (iii) 12,078 Common Shares beneficially owned by the JD Cumming Lifetime Trust.


        (l)      Excludes (i) 73,200 Common Shares beneficially owned by the JD Cumming Age 21 Trust and (ii) 12,078
                 Common Shares beneficially owned by the JD Cumming Lifetime Trust.


        (m)      Includes 4,000 Common Shares being offered hereby issuable upon exercise of Warrants beneficially owned by the Selling Shareholder.


        (n)      Consists of Common Shares being offered hereby issuable upon exercise of Warrants beneficially owned by the Selling Shareholder.


        (o)      Includes (i) 21,200 Common Shares beneficially owned by Mr. Steinberg's wife and one of Mr.
                 Steinberg's minor children as to which Mr. Steinberg may be deemed to be the beneficial owner, (ii)
                 2,000 Common Shares which Mr. Steinberg's wife currently has the right to acquire upon exercise of
                 Warrants as to which Mr. Steinberg may be deemed to be the beneficial owner and (iii) 794,000 Common
                 Shares being offered hereby which Mr. Steinberg currently has the right to acquire upon exercise of
                 Warrants.



        (p)      Excludes 563,700 Common Shares held by two trusts for the benefit of Mr. Steinberg's minor children
                 (the "Steinberg Children Trusts"), as to which Mr. Steinberg disclaims beneficial ownership.


        (q)      Excludes 194,970 Common Shares beneficially owned by a private charitable foundation, of which Mr.
                 Steinberg and his wife are trustees and as to which Mr. Steinberg disclaims beneficial ownership.


        (r)      Includes (i) 21,200 Common Shares beneficially owned by Mr. Steinberg's wife and one of Mr.
                 Steinberg's minor children as to which Mr. Steinberg may be deemed to be the beneficial owner and
                 (ii) 2,000 Common Shares which Mr. Steinberg's wife currently has the right to acquire upon exercise of Warrants as to which Mr. Steinberg may be deemed to be the beneficial owner.



          As reflected in the table above, after giving effect to the completion of this offering, Mr. Cumming, directly and indirectly through his wife and certain trusts for the benefit of his children of which Mrs. Cumming is the Trustee, will beneficially own an aggregate of 5,182,961 Common Shares, and Mr. Steinberg, directly and indirectly through his wife and minor child, will beneficially own an aggregate of 4,663,670 Common Shares, which together represent an aggregate of 33.1% of the Common Shares. In addition, the Steinberg Children Trusts beneficially own 563,700 Common Shares or approximately 1.9% of the outstanding Common Shares following completion of this offering. After giving effect to this offering, Messrs. Cumming and Steinberg will continue to be able to exercise effective control over the Company through their representation on the Board and their positions as principal executive officers of the Company, and by reason of their substantial voting power with respect to the election of directors and actions requiring shareholder approval.


                          DESCRIPTION OF CAPITAL STOCK

     GENERAL

          The authorized capital stock of the Company presently consists of 150,000,000 Common Shares and 6,000,000 preferred shares, par value $1.00 (the "Preferred Shares"). As of August 23, 1995, 28,188,438 Common Shares and no Preferred Shares were outstanding. Under New York law, the Company's Board of Directors has authority to issue, without further action by shareholders, one or more series of Preferred Shares, and to determine at the time of issuance of each such series the rights and preferences thereof (including dividend rate, liquidation priority and conversion and voting rights, if any).

     DIVIDENDS

          Holders of Common Shares are entitled to receive such dividends as lawfully may be declared from time to time by the Board of Directors out of the Company's earned surplus, subject to the priorities accorded any Preferred Shares which may be issued.

     VOTING RIGHTS

          Holders of Common Shares are entitled to one vote per share for the election of directors and with respect to all other matters submitted to a vote of shareholders. Common Shares do not have cumulative voting rights, which means that the holders of more than 50% of such shares voting for the election of directors can elect 100% of the directors if they choose to do so and, in such event, the holders of the remaining shares so voting will not be able to elect any directors.

     LIQUIDATION RIGHTS

          Upon liquidation dissolution or winding up of the Company, holders of Common Shares will be entitled to receive, pro rata, all assets remaining after the payment of corporate debts and any liquidation preferences of, and unpaid dividends on, any series of Preferred Shares which may be then outstanding.

     THE TRANSFER RESTRICTIONS

          There are certain restrictions on the transferability of Common Shares. For a description of the transfer restrictions, see "Transfer Restrictions."

     TRANSFER AGENT

          Mellon Securities Trust Co. is the Transfer Agent and Registrar for the Common Shares.


                              TRANSFER RESTRICTIONS

     GENERAL

          The Company's Certificate of Incorporation contains the Transfer Restriction, which imposes restrictions on, among other things, transfer of the Common Shares. The Transfer Restriction is designed to restrict transfers of Leucadia Stock (as defined below) that could result in the imposition of limitations on the use by the Company and its subsidiaries, for federal income tax purposes, of the significant tax loss and other carryovers described below currently available to the Company and its subsidiaries.

          Tax Law Limitations

          The benefit of a company's existing loss and credit carryovers can be reduced or eliminated under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). Section 382 limits the use of losses and other tax benefits by a company that has undergone an "ownership change," as defined in Section 382 of the Code. Generally, an "ownership change" occurs if one or more shareholders, each of whom owns 5% or more in value of a company's capital stock, increase their aggregate percentage ownership by more than 50 percentage points over the lowest percentage of stock owned by such shareholders over the preceding three-year period. For this purpose, all holders who each own less than 5% of a company's capital stock generally are treated together as one 5% shareholder. In addition, certain attribution rules, which generally attribute ownership of stock to the ultimate beneficial owner thereof without regard to ownership by nominees, trusts, corporations, partnerships or other entities, are applied in determining the level of stock ownership of a particular shareholder. Under tax regulations currently in effect, with limited exceptions, options (including warrants and convertible debt) to acquire capital stock are generally disregarded until exercised (other than in specified circumstances). All percentage determinations are based on the fair market value of a company's capital stock, including any preferred stock which is voting or convertible (or otherwise participates in corporate growth).

          If an "ownership change" were to occur in respect of either or both of the Leucadia Group (consisting of the Company and its subsidiaries, other than (x) the Company's life insurance subsidiaries and (y) prior to 1993, PHLCORP, Inc. ("Phlcorp") and its subsidiaries) and the Phlcorp Group (consisting of Phlcorp and its subsidiaries), the amount of taxable income in any year (or portion of a year) subsequent to the ownership change that could be offset by its net operating losses ("NOLs") or other carryovers existing (or "built-in") prior to such "ownership change" generally could not exceed an amount equal to the product obtained by multiplying (i) the aggregate value of the group with respect to which the "ownership change" occurred (with certain adjustments) by (ii) the federal long-term tax exempt rate. Because the aggregate value of the Leucadia Group and the Phlcorp Group, as well as the federal long-term tax-exempt rate, fluctuate, it is impossible to predict with any accuracy the annual limitation upon the amount of taxable income of the Leucadia Group or the Phlcorp Group that could be offset by such loss or credit carryforwards (and "built-in" losses) were an "ownership change" to occur in the future. However, if such limitation were to exceed the taxable income against which it otherwise would be applied for any year following an "ownership change," the limitation for the ensuing year would be increased by the amount of such excess. The Company believes that, in view of the significant loss carryforwards of the various subsidiaries in the Leucadia Group (as well as loss carryforwards of subsidiaries not in the Leucadia Group), application of the limitations would represent a material adverse consequence.

          For more information with respect to the Company's loss carryovers, see Note 13 of Notes to Consolidated Financial Statements contained in the Annual Report.

     THE TRANSFER RESTRICTION

          The Transfer Restriction generally restricts until December 31, 2005 (or earlier, in certain events) any attempted transfer of Common Shares or any other securities that would be treated as "stock" of the Company under the then applicable tax regulations (the "Leucadia Stock") to a person or group of persons who own, or who would own as a result of such transfer, 5% or more of the Leucadia Stock (as determined under the then applicable tax regulations) (a "Five Percent Shareholder"). The Transfer Restriction also restricts any other attempted transfer of Leucadia Stock that would result in the identification of a new Five Percent Shareholder including, among other things, an attempted acquisition of Leucadia Stock from an existing Five Percent Shareholder. For these purposes, numerous rules of attribution, including, without limitation, ownership attributed from certain related parties, and, in certain cases, deemed ownership of any Leucadia Stock that such person or group could acquire by reason of any option, conversion privilege or otherwise ("Tax Ownership"), and rules of aggregation and calculation prescribed under the Code (and related regulations) will be applied in determining whether the 5% threshold has been met and whether a group exists. The restriction also may apply to proscribe the creation or transfer of certain "options" (which are broadly defined) in respect of the Leucadia Stock to the extent, generally, that exercise of the option would result in a proscribed level or a proscribed increase of Leucadia Stock ownership.

          Under the Transfer Restriction, acquisitions of Leucadia Stock (including "options") directly from the Company, whether by way of acquisition in a public or private offering, the exercise of an option or conversion privilege, or otherwise, are not subject to the Transfer Restriction.

          As a result of the Board's approval, the Transfer Restriction will not restrict the offer and sale of Common Shares hereunder by Messrs. Cumming and Steinberg (each of whom is a Five Percent Shareholder), except for any transfer to a person or entity (including any group of persons acting in concert), who either prior to or as a result of an acquisition of Common Shares hereunder owns or will own 5% or more of the Leucadia Stock, taking into account the Tax Ownership rules described above. However, subsequent transfers of the Common Shares would be subject to the Transfer Restriction, and would be proscribed, in the absence of Board approval, if the intended transferee is or would become a Five Percent Shareholder. In addition, future acquisitions of Common Shares or other securities of the Company (other than directly from the Company) would be subject to the Transfer Restriction and may be restricted if the proposed transferee (or transferor) is, or would become as a result of such transfer, a Five Percent Shareholder.

          The determination of Five Percent Shareholder status is based upon the outstanding Leucadia Stock, which currently consists of only the Common Shares. Future changes in the capitalization of the Company may affect who will be deemed a Five Percent Shareholder, thereby affecting the applicability of the Transfer Restriction to future transfers of the Common Shares. However, because the Transfer Restriction generally applies (with certain exceptions) to a person or group of persons who own (including by attribution) at least 5% of all "stock" of the Company, a change in capitalization that increased the "stock" of the Company likely would result in a reduction in the number of individuals or groups who would be subject to the Transfer Restriction, while a diminution of the "stock" of the Company would have the opposite effect.

          Shareholders are advised to carefully monitor their ownership of Common Shares (and any future securities of the Company that may constitute Leucadia Stock for purposes of the Transfer Restriction) and should consult their own legal advisors and/or the Company to determine whether their Tax Ownership approaches the proscribed level.

          Application of the Transfer Restriction

          Under the terms of the Company's Certificate of Incorporation, all questions of interpretation and compliance with the Transfer Restriction will be determined by the Company's Board of Directors. Generally, the Transfer Restriction will be imposed only with respect to the number of shares of Leucadia Stock (or, in the case of "options," if restricted, the portion of the option allocable to the number of shares of Leucadia Stock) purportedly transferred in excess of the 5% threshold established in the Transfer Restriction (the "Excess Shares"). If the Board determines that a purported transfer of the Common Shares has violated the Transfer Restriction, such purported transfer (the "Purported Transfer") would be void ab initio, even if such transfer has been recorded by the transfer agent for the Common Shares and new certificates issued; provided, however, that the Transfer Restriction shall not preclude the settlement of any transaction entered into through the facilities of the NYSE. The purported transferee of such Common Shares would not be entitled to any rights of shareholders, including the right to vote such Common Shares, or to receive dividends or distributions in liquidation in respect thereof, if any. In addition, the Company will require the purported transferee to surrender the relevant Common Shares and any dividends such purported transferee has received on them to an agent to be designated by the Board of Directors (the "Selling Agent"). The Selling Agent will thereupon sell the Common Shares in one or more arm's-length transactions (executed on the NYSE, if possible) to a buyer or buyers, which may include the Company; provided that nothing shall require the Selling Agent to sell the Excess Shares within any specific time frame if, in the Selling Agent's discretion, such sale would disrupt the market for the Common Shares or have an adverse effect on the value of the Common Shares. If the purported transferee has resold the Common Shares before receiving the Company's demand to surrender such Common Shares, the purported transferee generally will be required to transfer to the Selling Agent the proceeds of the sale and any distributions such purported transferee has received thereon. After repaying its own expenses and reimbursing the purported transferee for the price paid for the Common Shares (or the fair market value of the Common Shares, calculated on the basis of the closing market price on the day before the attempted transfer to the purported transferee by gift, inheritance or similar transfer), the Selling Agent will pay any remaining amounts to a named charity or, in certain circumstances, charities to be selected by the Board of Directors of the Company.

          As previously stated, it should be noted that the Transfer Restriction does not apply to issuances of Leucadia Stock directly by the Company. As a result, the Transfer Restriction does not prevent the exercise of either currently outstanding employee stock options (or employee stock options that may be granted in the future under the Company's currently authorized stock option plan). Such acquisitions have been excluded from the operation of the Transfer Restriction because the Board of Directors of the Company previously determined that the issuance of Common Shares under such circumstances would not adversely affect the Company's NOLs and other tax attributes. In addition, since the Board of Directors will be able to consider the effect on the Company's NOLs and other tax attributes on future issuance of Common Shares (or other securities) at the time of the issuance (whether as a result of transactions with third parties, such as an acquisition for Common Shares, or the issuance of Common Shares in a private placement or public offering or as compensation to the Company's employees, officers or directors (including Messrs. Cumming and Steinberg, who are the Company's principal shareholders) or otherwise in advance of agreeing to issue such Common Shares, future issuances of Common Shares (as well as grants of certain options) by the Company also have been excluded from the Transfer Restriction. Consequently, persons or entities who are able to acquire Common Shares directly from the Company, including employees, officers and directors of the Company (including the Company's Chairman and President), may do so without application of the Transfer Restriction, irrespective of the number of Common Shares being acquired. As a result, such persons or entities may be seen to have an advantage over other persons or entities who are not so able to acquire Common Shares directly from the Company and, therefore, are restricted by the terms of the Transfer Restriction; however, as in the case of the Common Shares subject to this offering, where Board approval is necessary to effect such acquisition, an acquisition of Common Shares from other than the Company, even if otherwise restricted by the Transfer Restriction, will be permitted under the Transfer Restriction if Board approval is obtained.

          All certificates representing the Common Shares bear a legend indicating that such securities are subject to the Transfer
     Restriction.


                       CERTAIN UNITED STATES FEDERAL TAX
                    CONSEQUENCES TO NON-UNITED STATES HOLDERS

          The following general discussion is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Shares applicable to Non-U.S. Holders of such Common Shares who acquire and own such Common Shares as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). A "Non-U.S. Holder" is a person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, or (iii) an estate or trust whose income is includable in gross income for United States federal income tax purposes regardless of its source. For purposes of the withholding tax on dividends discussed below, a non-resident fiduciary of an estate or trust will be considered a Non-U.S. Holder.

          This discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position and does not consider U.S. state and local or non-U.S. tax consequences. This discussion also does not consider the tax consequences to any person who is a shareholder, partner or beneficiary of a holder of the Common Shares. Further, it does not consider Non-U.S. Holders subject to special tax treatment under the federal income tax laws (including banks and insurance companies, dealers in securities, and holders of securities held as part of a "straddle," "hedge," or "conversion transaction").

          The following discussion is based on provisions of the Code, the applicable Treasury regulations promulgated and proposed thereunder, judicial authority and administrative interpretations, and the relevant facts as of the date hereof. The foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

          The following summary is included herein for general information. Accordingly, each prospective Non-U.S. Holder is urged to consult a tax advisor with respect to the United States federal tax consequences of acquiring, holding and disposing of Common Shares, as well as any tax consequences that may arise under the laws of any U.S. state, local, or other U.S. or non-U.S. tax jurisdiction.

     DIVIDENDS

          In general, dividends paid to a Non-U.S. Holder of Common
     Shares will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. The Income Tax Treaty Between Canada and the United States generally reduces the withholding tax rate on dividends to 15% for holders of less than 10% of the voting stock of the Company and to 10% for the holders of 10% or more of the voting stock of the Company. Under the third Protocol to the Treaty, which was approved by the United States Senate on August 11, 1995 and will enter into force after the exchange of the instruments of ratification, the withholding tax rate is reduced further for holders of 10% or more of the voting stock of the Company. Dividends that are effectively connected with such holder's conduct of a trade or business in the United States or, if a tax treaty applies, attributable to permanent establishment, or, in the case of an individual, a "fixed base," in the United States ("U.S.
     trade or business income") are generally subject to U.S. federal income tax at regular rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate form with the payor. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be applicable under an income tax treaty.

          Dividends paid to an address in a foreign country are presumed (absent actual knowledge to the contrary) to be paid to a resident of such country for purposes of the withholding discussed above, and under the current interpretation of U.S. Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed U.S. Treasury regulations, not currently in effect, however, a Non-U.S. Holder of Common Shares who wishes to claim the benefit of a reduced treaty rate would be required to satisfy applicable certification and other requirements, including the requirement to file a form containing the holder's name and address and an official statement by the competent authority in the foreign country attesting to the holder's status as a resident thereof.

          A Non-U.S. Holder of Common Shares that is eligible for a reduced rate of U.S. withholding tax pursuant to an income treaty, or whose dividends have otherwise been subject to withholding in an amount which exceeds such holder's U.S. federal income tax liability, may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

     DISPOSITION OF COMMON SHARES

          Except as described below, Non-U.S. Holders generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of Common Shares provided that: (a) the gain is not U.S. trade or business income, (b) the Non-U.S. Holder is not an individual who is present in the United States for 183 or more days in the taxable year of the disposition and who meets certain other requirements, (c) the Non-U.S. Holder is not subject to tax pursuant to the provisions of the U.S. tax law applicable to certain United States expatriates, and (d) either the Company is not a "U.S. real property holding corporation" for federal income tax purposes or
     (i) the Common Shares are "regularly traded on an established securities market" (within the meaning of the relevant provisions of the Code) and (ii) the Non-U.S. Holder has not held, directly or indirectly, at any time during the 5-year period ending on the date of disposition, more than 5% of the Common Shares. The Company believes that it is not now and has not been within the past five years, and anticipates that it will not become a "U.S. real property holding corporation" for U.S. federal income tax purposes.

     FEDERAL ESTATE TAXES

          In general, an individual who is a Non-U.S. Holder for U.S.
     estate tax purposes will incur liability for U.S. federal estate tax if the fair market value of the property included in such individual's taxable estate for U.S. federal estate tax purposes exceeds the statutory threshold amount. For these purposes, Common Shares owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's taxable estate for U.S. federal tax purposes, unless an applicable estate tax treaty provides otherwise. Under the Protocol, which would have limited retroactive effect, Common Shares of a Non-U.S. Holder who is a Canadian resident for purposes of the Treaty and who is not a citizen of the United States, would not be includable in such holder's taxable estate provided that such shares are not part of the business property of a permanent establishment or fixed base in the United States, the value of the decedent's worldwide gross estate does not exceed $1.2 million, and the Company is not and has not been within the past five years a U.S. real property holding Company for U.S. federal income tax purposes.

     U.S. INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

          The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply whether or not withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder resides. The United States backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) will generally not apply to dividends paid on Common Shares to a Non-U.S. Holder at an address outside the United States.

          Except as provided below, Non-U.S. Holders will not be subject to backup withholding with respect to the payment of proceeds from the disposition of Common Shares effected by the foreign office of a broker; provided, however, that, if the broker is a U.S. person or a U.S. related person, information reporting (but not backup withholding) would apply unless the broker has documentary evidence in its records as to the Non-U.S. Holder's foreign status, or the Non-U.S. Holder certifies as to its foreign status under penalty or perjury or otherwise establishes an exemption. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for U.S. federal income tax purposes, or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment
     (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business.


          Non-U.S. Holders will be subject to information reporting and backup withholding at a rate of 31% with respect to the payment of proceeds from the disposition of Common Shares effected by, to or through the United States office of a broker, U.S. or foreign, unless the Non-U.S. Holder certifies as to its foreign status under penalty of perjury or otherwise establishes an exemption.

          Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a credit against such Non-U.S. Holder's U.S. federal income tax, and any amounts withheld in excess of such Non-U.S. Holder's federal income tax liability will generally refunded, provided that the required information is furnished to the Internal Revenue Service.


                                  UNDERWRITING

          Under the terms and subject to the conditions contained in an Underwriting Agreement dated ___________, 1995 (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom CS First Boston Corporation and Jefferies & Company, Inc. are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Selling Shareholders the following respective numbers of Common Shares:

                                                  Number of
                   Underwriter                  Common Shares
                   -----------                  -------------
               CS First Boston Corporation . .
               Jefferies & Company, Inc. . . .
                                                 ---------
                 Total   . . . . . . . . . . .   1,594,000
                                                 =========

          The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Common Shares offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The

     Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.


          The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 239,100 additional Common Shares at the initial public offering price, less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus.
     Such option may be exercised only to cover over-allotments in the sale of Common Shares offered hereby. To the extent that this option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional Common Shares as it was obligated to purchase pursuant to the Underwriting Agreement.

          The Selling Shareholders and the Company have been advised by the Representatives that the Underwriters propose to offer the Common Shares to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession of $____ per share, and the Underwriters and such dealers may allow a discount of $____ per share on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

          The Company and the Selling Shareholders have agreed that they will not offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any additional Common Shares or securities convertible into or exchangeable or exercisable for any Common Shares without the prior written consent of CS First Boston Corporation for a period of 90 days after the date of this Prospectus, other than pursuant to certain specified exemptions including the exercise of options and warrants then outstanding, the grant of stock options, restricted stock or other stock-based awards to directors, officers or employees of the Company or its subsidiaries and by Selling Shareholders in connection with pledges.

          The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

          Each of CS First Boston Corporation and Jefferies & Company, Inc. has previously performed investment banking and other financial advisory services for the Company for which it has received customary compensation. Such services included acting as an underwriter of the Company's 10-3/8% Senior Subordinated Notes due 2002 in June 1992, Convertible Debentures in February 1993, the Company's 7-3/4% Senior Notes due 2013 in August 1993 and the Company's 8-1/4% Senior Subordinated Notes due 2005 in June 1995.


                          NOTICE TO CANADIAN RESIDENTS

     RESALE RESTRICTIONS

          The distribution of Common Shares in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Shares are effected. Accordingly, any resale of Common Shares in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of Common Shares.

     REPRESENTATIONS OF PURCHASERS

          Each purchaser of Common Shares in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Shareholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Shares without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

     RIGHTS OF ACTION AND ENFORCEMENT

          The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

          All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

     NOTICE TO BRITISH COLUMBIA RESIDENTS

          A purchaser of Common Shares to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Shares acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Shares acquired on the same date and under the same prospectus exemption.


                                  LEGAL MATTERS

          The validity of the securities offered hereby and certain legal matters will be passed upon by Weil, Gotshal & Manges (a partnership including professional corporations), New York, New York, General Counsel to the Company (members of which own approximately 83,000 Common Shares). Certain legal matters will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.


                                     EXPERTS

          The consolidated balance sheets as of December 31, 1994 and 1993 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

           NO  DEALER,  SALESMAN  OR
      OTHER    PERSON    HAS    BEEN
      AUTHORIZED    TO   GIVE    ANY         1,594,000 SHARES
      INFORMATION  OR  TO  MAKE  ANY
      REPRESENTATION  NOT  CONTAINED
      IN  THIS  PROSPECTUS  AND,  IF
      GIVEN     OR    MADE,     SUCH         LEUCADIA NATIONAL
      INFORMATION OR  REPRESENTATION            CORPORATION
      MUST  NOT  BE RELIED  UPON  AS
      HAVING BEEN AUTHORIZED  BY THE           COMMON SHARES
      COMPANY,      ANY      SELLING         ($1.00 par value)
      SHAREHOLDER       OR       ANY
      UNDERWRITER.   THIS PROSPECTUS
      DOES NOT  CONSTITUTE AN  OFFER
      TO SELL  OR A SOLICITATION  OF
      AN OFFER  TO  BUY ANY  OF  THE
      SECURITIES  OFFERED  HEREBY IN
      ANY   JURISDICTION    TO   ANY
      PERSON TO WHOM IT  IS UNLAWFUL
      TO  MAKE  SUCH OFFER  IN  SUCH
      JURISDICTION.     NEITHER  THE
      DELIVERY  OF  THIS  PROSPECTUS
      NOR  ANY SALE  MADE  HEREUNDER
      SHALL,        UNDER        ANY
      CIRCUMSTANCES,    CREATE    AN
      IMPLICATION      THAT      THE
      INFORMATION HEREIN  IS CORRECT
      AS OF  ANY TIME SUBSEQUENT  TO
      THE DATE HEREOF OR  THAT THERE
      HAS  BEEN  NO  CHANGE  IN  THE
      AFFAIRS OF  THE COMPANY  SINCE
      SUCH DATE.

          _____________________

            TABLE OF CONTENTS                   Prospectus

                                Page
                                ----
      Available Information . .    2
      Incorporation of Certain
        Documents by Reference.    3
      Prospectus Summary  . . .    4
      The Company . . . . . . .    8
      Risk Factors  . . . . . .   10
      Use of Proceeds . . . . .   12          CS First Boston
      Price Range of Common              Jefferies & Company, Inc.
        Sharesand Dividend
        Policy. . . . . . . . .   12
      Capitalization  . . . . .   13
      Selected Financial Data .   14
      Management's Discussion
        and Analysis of
        Financial Condition and
        Results of Interim
        Operations. . . . . . .   17
      Business  . . . . . . . .   19
      Management  . . . . . . .   33
      Selling Shareholders  . .   35
      Description of Capital
        Stock . . . . . . . . .   37
      Transfer Restrictions . .   37
      Certain United States
        Federal Tax Consequences
        to Non-United States
        Holders . . . . . . . .   40
      Underwriting  . . . . . .   43
      Notice to Canadian
        Residents . . . . . . .   44
      Legal Matters . . . . . .   44
      Experts . . . . . . . . .   45

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


     ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          The estimated expenses payable by the Registrant in connection with the securities being registered are as follows:


               SEC Registration Fee   . . . . . . . . . . . .   $ 35,833
               Accounting Fees and Expenses   . . . . . . . .
               Printing and Photocopying  . . . . . . . . . .
               Legal Fees and Expenses  . . . . . . . . . . .
               Blue Sky Fees and Expenses   . . . . . . . . .
               Miscellaneous Expenses   . . . . . . . . . . .
                                                                ---------
                      Total Expenses  . . . . . . . . . . . .   $
                                                                =========

     ITEM 15. INDEMNIFICATION OF  DIRECTORS AND OFFICERS.

          Sections 722 through 725 of the New York Business Corporation Law (the "Business Corporation Law") provide that a corporation may indemnify, with certain limitations and exceptions, a director or officer as follows: (1) in a derivative action, against his reasonable expenses, including attorneys' fees but excluding certain settlement costs, actually and necessarily incurred by him in connection with the defense thereof, or an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in (or in the case of service for another corporation, not opposed to) the best interests of the corporation; and (2) in a civil or criminal non-derivative action or proceeding including a derivative action by another corporation, partnership or other enterprise in which any director or officer of the indemnifying corporation served in any capacity at the indemnifying corporation's request, against judgments, fines, settlement payments and reasonable expenses, including attorneys' fees, incurred as a result thereof, or any appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in (or, in the case of service for any other corporation, not opposed to) the best interests of the corporation and, in criminal actions and proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful. Such indemnification is a matter of right where the director or officer has been successful on the merits or otherwise, and otherwise may be granted upon corporate authorization or court award as provided in the statute.

          Section 721 of the Business Corporation Law provides that indemnification arrangements can be established for directors and officers, by contract, by-law, charter provision, action of shareholders or board of directors, on terms other than those specifically provided by Article 7 of the Business Corporation Law, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. Article V of the Company's By-Laws provides for the indemnification, to the full extent authorized by law, of any person made or threatened to be made a party in any civil or criminal action or proceeding by reason of the fact that he, his testator or intestate is or was a director or officer of the Company.

          Section 726 of the Business Corporation Law provides that a corporation may obtain insurance to indemnify itself and its directors and officers. The Company maintains an insurance policy providing both directors and officers liability coverage and corporate reimbursement coverage.

          Article Sixth of the Company's Certificate of Incorporation contains a charter provision eliminating or limiting director liability for monetary damages arising from breaches of fiduciary duty, subject only to certain limitations imposed by statute.

     ITEM 16. EXHIBITS.

          Exhibit
          Number                       Description
          ------                       -----------
             1     -Form of Underwriting Agreement.**
             4.1   -Specimen Certificate representing Common Shares (filed
                   as Exhibit 4.3 to the Company's Registration Statement
                   No. 33-57054).*
             4.2   -Restated Certificate of Incorporation of the Company
                   (filed as Exhibit 5.1 to the Company's Current Report
                   on Form 8-K dated July 14, 1993).*
             4.3   -By-Laws, as amended, of the Company (filed as Exhibit
                   4.5 to the Company's Registration Statement No. 33-57054).*
             5     -Opinion of Weil, Gotshal & Manges.**
             23.1  -Consent of Coopers & Lybrand L.L.P.
             23.2  -Consent of  Weil, Gotshal & Manges (included in the opinion filed as Exhibit 5 to this Registration
                   Statement).**

             24    -Power of Attorney.***

             28 -Schedule P of the 1994 Annual Statement to Insurance Departments of the Colonial Penn Insurance Company and Affiliated Property/Casualty Insurers and the Empire Insurance Company, Principal Insurer (filed as Exhibit 28 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994).*

     ____________
       * Incorporated by reference.
      ** To be filed by amendment.
     *** Previously filed

     ITEM 17. UNDERTAKINGS.

          The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
     Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions in
     Item 15 above, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

               The undersigned registrant hereby undertakes that:

                       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York, on this 24th day of August, 1995.

                                     LEUCADIA NATIONAL CORPORATION

                                     By:/s/ Joseph A. Orlando
                                        -----------------------
                                          Joseph A. Orlando
                                    Vice President and Comptroller



          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on the date set forth above.

               SIGNATURE                    TITLE               DATE
               ---------                    -------             ------

               *                     Chairman of the        August 24, 1995
     ----------------------------    Board
       (Ian M. Cumming)               (Principal
                                      Executive Officer)


               *                     President and          August 24, 1995
     ----------------------------    Director
       (Joseph S. Steinberg)          (Principal
                                      Executive Officer)


     /s/ Joseph A. Orlando           Vice President and     August 24, 1995
     ----------------------------    Comptroller
       (Joseph A. Orlando)            (Principal
                                      Financial and
                                      Accounting
                                      Officer)


               *                     Director               August 24, 1995
     ----------------------------
       (Paul M. Dougan)


               *                     Director               August 24, 1995
     ----------------------------
       (Lawrence D. Glaubinger)


               *                     Director               August 24, 1995
     ----------------------------
       (James E. Jordan)


               *                     Director               August 24, 1995
     ----------------------------
       (Jesse Clyde Nichols, III)


*   By: /s/ Joseph A. Orlando
        ---------------------------
            Joseph A. Orlando
            (Attorney-in-Fact)

                                  EXHIBIT INDEX



                                                                  Exemption
 Exhibits                                                         Indication
 --------                                                         ----------
   1     -Form of Underwriting Agreement.**
   4.1   -Specimen Certificate representing Common Shares (filed
         as Exhibit 4.3 to the Company's Registration Statement
         No. 33-57054).*
   4.2   -Restated Certificate of Incorporation of the Company
         (filed as Exhibit 5.1 to the Company's Current Report
         on Form 8-K dated July 14, 1993).*
   4.3   -By-Laws, as amended, of the Company (filed as Exhibit
         4.5 to the Company's Registration Statement No. 33-57054).*
   5     -Opinion of Weil, Gotshal & Manges.**
   23.1  -Consent of Coopers & Lybrand L.L.P.
   23.2 -Consent of Weil, Gotshal & Manges (included in the opinion filed as Exhibit 5 to this Registration
         Statement).**

   24    -Power of Attorney***

   28 -Schedule P of the 1994 Annual Statement to Insurance Departments of the Colonial Penn Insurance Company and Affiliated Property/Casualty Insurers and the Empire Insurance Company, Principal Insurer (filed as Exhibit 28 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994).*

     ____________
       * Incorporated by reference.
      ** To be filed by amendment.
     *** Previously filed.